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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                              -------------------

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 1)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       WILTEL COMMUNICATIONS GROUP, INC.
                           (Name of Subject Company)

                       WILTEL COMMUNICATIONS GROUP, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                  972487 10 2
                     (CUSIP Number of Class of Securities)

                              CANDICE L. CHEESEMAN
                         GENERAL COUNSEL AND SECRETARY
                       WILTEL COMMUNICATIONS GROUP, INC.
                             ONE TECHNOLOGY CENTER
                             TULSA, OKLAHOMA 74103
                                 (866) 945-8351

            (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                With a copy to:

                             ANDREW E. BOGEN, ESQ.
                         JENNIFER BELLAH MAGUIRE, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                       333 SOUTH GRAND AVENUE, 47TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 229-7000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.




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    This Amendment No. 1 to Schedule 14D-9 amends and restates the
Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the United States Securities and Exchange Commission ('SEC') on September 5, 2003, by WilTel Commmunications Group, Inc. ('WilTel' or the 'Company'), a Nevada corporation, relating to the exchange offer by Leucadia National Corporation, a New York corporation ('Leucadia'). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the original Schedule 14D-9. The
Schedule 14D-9 is hereby amended and restated as follows:

ITEM 1. SUBJECT COMPANY INFORMATION

NAME AND ADDRESS

    The name of the subject company is WilTel Communications Group, Inc. The address of the principal executive offices of the Company is One Technology Center, Tulsa, Oklahoma 74103, and its telephone number is (866) 945-8351.

SECURITIES

    The title of the class of equity securities to which this Solicitation/Recommendation Statement (this 'Statement') relates is the common stock, par value $0.01 per share, of the Company (the 'Company Common Stock'). As of September 4, 2003, there were 50,000,000 shares of the Company Common Stock issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

NAME AND ADDRESS

    The name, business address and business telephone number of the Company, which is the subject company and the filing person, are set forth in Item 1 above, which information is incorporated into this Item 2 by reference. The Company's website address is www.wiltelcommunications.com. The information contained on the Company's website is not, and should not be considered to be, a part of this Statement.

EXCHANGE OFFER

    This Statement relates to the exchange offer by Leucadia National Corporation to acquire all of the shares of Company Common Stock issued and outstanding that are not beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) by Leucadia (each, a 'Public Share' and, collectively, the 'Public Shares'). In the exchange offer, Leucadia has offered to exchange, for each Public Share validly tendered and not properly withdrawn,
(i) 0.4242 (such exchange ratio, or any greater exchange ratio, per Public Share paid pursuant to the Exchange Offer being hereinafter referred to as the 'Exchange Ratio') of a common share, $1.00 par value, of Leucadia ('Leucadia Common Stock') and (ii) one Contingent Sale Right (a 'CSR'), as more fully described below, in each case subject to any required withholding of taxes, and subject to the conditions set forth in the Offer to Exchange, dated
September 3, 2003, of Leucadia (the 'Offer to Exchange'), and in the related Letter of Transmittal (the 'Letter of Transmittal,' which, together with the Offer to Exchange, as each may be amended or supplemented from time to time, constitute the 'Exchange Offer'), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference in their entirety.

    Each CSR shall represent the contingent right to receive that number of whole shares of Leucadia Common Stock (after aggregating all CSRs held by the holder thereof) as determined pursuant to Section 2.11 of the Agreement and Plan of Merger, dated as of August 21, 2003 among Leucadia, Wrangler Acquisition Corp., a Nevada corporation and a subsidiary of Leucadia ('Merger Sub') and the Company (the 'Merger Agreement'), a copy of which is filed as Exhibit (e)(1) hereto and incorporated herein by reference in its entirety. The summary of the terms of the CSRs and of the Merger Agreement contained in the Offer to Exchange under 'The Merger Agreement -- ' and 'Description of the CSRs' is incorporated herein by reference. Such

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summary is qualified in its entirety by reference to the Merger Agreement which is filed as Exhibit (e)(1) hereto, and incorporated herein by reference in its entirety.

    The Exchange Offer is described in greater detail in a Registration Statement on Form S-4, dated September 3, 2003 (the 'Form S-4'), that was filed by Leucadia and Merger Sub with the Securities and Exchange Commission on September 5, 2003. This Statement is being delivered to WilTel stockholders concurrently with the Offer to Exchange.

    The Exchange Offer is being made pursuant to the Merger Agreement. Following the completion of the Exchange Offer and the satisfaction or waiver of the conditions of the Exchange Offer, it is proposed that Merger Sub shall merge with and into the Company (the 'Merger'), with the Company as the surviving corporation. Pursuant to the Merger, each outstanding share of Company Common Stock (other than shares held by (i) Leucadia or any of its subsidiaries and (ii) stockholders who are entitled to demand and who do in fact properly demand appraisal of such shares, pursuant to, and who comply in all respects with, the provisions of Sections 92A.300 through 92A.500 (inclusive) of the Nevada Revised Statutes (the 'NRS')) shall be converted into the right to receive (A) one CSR and (B) the Exchange Ratio of a share of Leucadia Common Stock. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference in its entirety.

    According to the Form S-4, the principal executive offices of Leucadia and Merger Sub are located at 315 Park Avenue South, New York, New York 10010-3607. All information in this Statement or incorporated by reference herein concerning Leucadia, Merger Sub or any of their affiliates, or actions or events in respect of either of them, has been provided by Leucadia or Merger Sub or extracted from Leucadia's public reports, and the Company assumes no responsibility for the accuracy or completeness of such information except to the extent otherwise required by law.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    GENERAL

    Except as described in this Statement or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (a) its executive officers, directors or affiliates or (b) Leucadia, Merger Sub or any of their respective executive officers, directors or affiliates.

    BACKGROUND OF LEUCADIA INVESTMENT IN WILTEL

    In April 2002 Williams Communications Group, Inc. ('WCG'), the predecessor to WilTel, and one of its subsidiaries filed for relief under Chapter 11 of the Bankruptcy Code. In September 2002 a plan of reorganization (the 'Plan') was approved that provided for Leucadia's acquisition of the claims of a former affiliate of WCG for a purchase price of $180 million and Leucadia's direct equity investment in WilTel of $150 million. As a result, on October 15, 2002, when WilTel emerged as the successor to WCG, Leucadia acquired an aggregate of 22,000,000 shares of WilTel common stock for its aggregate $330 million investment. Later in October 2002, Leucadia purchased an additional 1,700,000 shares of WilTel common stock for $20.4 million. Leucadia is currently the beneficial owner of 23,700,000 shares of WilTel common stock, representing 47.4% of the outstanding shares of WilTel common stock.

    In addition, pursuant to the Plan, 1,000,000 shares of WilTel common stock were issued on the effective date of the bankruptcy to a securities holder channeling fund for purposes of providing for the settlement of certain claims against WCG. To the extent that these shares are not distributed to satisfy such claims, one-half of such unused shares are required to be distributed to Leucadia, and the other one-half are required to be distributed to the holders of unsecured claims against WCG.

    In connection with the Plan, a stockholders agreement and corporate governance provisions were effectuated. For a more complete description of these matters, see Appendix B and the summaries of the Stockholders Agreement and Board provisions in the following section.

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ARRANGEMENTS BETWEEN THE COMPANY, LEUCADIA AND THEIR RESPECTIVE EXECUTIVE
OFFICERS, DIRECTORS OR AFFILIATES

    Information concerning the actual or potential conflicts of interest involving the Company and its executive officers, directors and affiliates, on the one hand, and Leucadia or its executive officers, directors or affiliates, on the other hand, is set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 27, 2003 (the 'Annual Report'), under the captions 'Overview of the Chapter 11 Proceedings,' 'Corporate Governance and Management Changes,' 'Selected Financial Data' (see Note 20 - Related Party Transactions), 'Directors and Executive Officers,' 'Compliance with Section 16(a) of the Securities Exchange Act of 1934,' 'Executive Compensation,' 'Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,' 'Certain Relationships and Related Transactions' and 'Other Related Party Transactions.' A copy of the relevant information from such Annual Report is attached hereto as Annex B and is incorporated herein by reference. The information so incorporated by reference from Annex B is considered to be a part of this Statement, except for any information that is superceded by information included directly in this Statement or incorporated herein by reference to the Offer to Exchange.

    COMPENSATION OF DIRECTORS. Directors who are employees of WilTel receive no additional compensation for service on the WilTel Board of Directors (the 'WilTel Board') or committees of the WilTel Board. Non-employee directors receive an annual retainer of $32,500 in cash. Audit Committee members other than the Audit Committee chairman receive an additional annual retainer of $12,000, while the Audit Committee chairman receives an additional annual retainer of $25,000. Members of the Special Committee received a flat fee of $40,000 except that the Special Committee chairman received a flat fee of $50,000. Non-employee directors also receive $1,000 for each Board or Committee meeting attended in person or $500 for each Board or Committee meeting attended by teleconference.

    In addition, the information relating to certain interests of management and the WilTel Board and agreements between Leucadia and WilTel contained in the Offer to Exchange under 'Interests of Certain Persons in the Offer and Subsequent Merger -- ' is incorporated herein by reference.

INDEMNIFICATION OF COMPANY DIRECTORS AND OFFICERS

    The Company's Articles of Incorporation (the 'Charter') provide that, to the fullest extent permitted under the NRS, the Company will indemnify any person against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with any threatened, pending, or completed action, suit, or proceeding in which such person is made party by reason of their being or having been a director, officer, employee, or agent of the Company, or having been a director or officer of its predecessor, WCG, or any of their respective direct or indirect subsidiaries or is or was serving at the request of the Company or WCG as a director or officer of any other corporation or of a partnership, limited liability company, joint venture, trust or other enterprise. The Charter provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The Charter of the Company provides for indemnification by the Company of its directors and officers and the former directors and officers of its predecessor, WCG, to the fullest extent permitted by the NRS.

    The Company's By-Laws, as amended (the 'Bylaws'), provide that the Company will indemnify its directors and officers and the former directors and officers of its predecessor, WCG, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was a director or officer of the Company if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Bylaws also provide that the Company may advance

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expenses (including attorneys' fees) incurred by a director or officer of the
Company in defending any action, suit or proceeding, subject to a repayment obligation of such director or officer in the event it is subsequently determined such person was not entitled to indemnification under the Bylaws.

    At a meeting of the WilTel Board held on August 21, 2003, the Board approved the payment of the reasonable attorneys' fees incurred by certain directors who opted to retain separate legal counsel in connection with the stockholder litigation associated with the Offer and Merger.

    Policies of insurance are maintained by the Company under which the directors and officers of the Company are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits, or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

THE MERGER AGREEMENT

    The summary of the Merger Agreement and the description of the conditions of the Exchange Offer contained in the Offer to Exchange under 'The Merger Agreement -- ' and 'The Offer -- ', respectively, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

THE STOCKHOLDERS AGREEMENT

    WilTel and Leucadia entered into a Stockholders Agreement as of October 15, 2002. Pursuant to the Stockholders Agreement, Leucadia and WilTel agreed, among other things, to the following provisions, any and all of which may be amended with either (i) the prior approval of the holders of a majority of the Publicly Held Stock ('Stockholder Approval') or (ii) the prior consent of a majority of the Independent Company Directors (as defined in the Stockholders Agreement) of WilTel ('Board Approval'):

    'STANDSTILL' PROVISIONS

    The material 'standstill' provisions of the Stockholders Agreement provide that, until October 16, 2007:

     Leucadia would not (i) commence any tender or exchange offer for WilTel voting securities other than a Permitted Investor Tender Offer (as defined below) commenced after October 15, 2004 or (ii) acquire more than 49% of the outstanding voting securities of WilTel except pursuant to a Permitted Investor Tender Offer commenced after October 15, 2004.

     Prior Stockholder Approval or Board Approval would be required for (i) the termination (other than in accordance with its terms) or amendment of the Stockholders Agreement and (ii) any transaction between or involving WilTel, on the one hand, and Leucadia, on the other hand, other than a Permitted Investor Tender Offer after October 15, 2004.

     Prior Board Approval would be required for any change to the provisions of WilTel's bylaws relating to the nomination of directors of WilTel, or the imposition or deletion of any super-majority requirement or stockholder approval requirement for the amendment of WilTel's articles of incorporation or bylaws.

    Leucadia also agreed that, until October 16, 2005, Leucadia would not cause a merger with WilTel following a Permitted Investor Tender Offer unless the per share merger consideration offered to WilTel stockholders was at least the same as paid in the Permitted Investor Tender Offer.

    A 'Permitted Investor Tender Offer' is defined in the Stockholders Agreement as a tender or exchange offer made by or on behalf of Leucadia for WilTel voting securities that:

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     is subject to a non-waivable condition that the holders of at least a majority of the WilTel voting securities not owned by Leucadia have tendered and not withdrawn their voting securities;

     is open to all holders of WilTel voting securities; and

     seeks to purchase at least a majority of the WilTel voting securities that are not owned by Leucadia.

    Leucadia has received Board Approval for the commencement of the offer, the merger and the other transactions contemplated by the Merger Agreement.

    'TAG ALONG' PROVISIONS

    Leucadia further agreed that, until October 16, 2007, Leucadia would only tender its WilTel shares into, or give a proxy to vote or otherwise agree to vote its WilTel shares for or otherwise support, a Third Party Sale Transaction (as defined below), if Leucadia first required the third party seeking to engage in a Third Party Sale Transaction to agree that (i) the same form (and a proportionate amount) of consideration would be paid to all other holders of WilTel shares as to Leucadia in the Third Party Sale Transaction, (ii) all other holders of WilTel shares would be given the same opportunity to participate in the Third Party Sale Transaction, and (iii) the Third Party Sale Transaction would be structured so as to seek the acquisition or approval of a majority of the WilTel shares not already owned by Leucadia. The foregoing restrictions do not apply to a Third Party Sale Transaction that is structured as a tender or exchange offer that would result in the third party acquiring beneficial ownership of no more than 49% of the WilTel shares so long as the acquiror in such tender or exchange offer agreed to be bound by the terms of the Stockholders Agreement.

    The Stockholders Agreement defines 'Third Party Sale Transaction' to mean any of the following that has not been approved or recommended by a majority of the members of WilTel's board of directors: (A) any tender or exchange offer for WilTel voting securities made by a person other than (x) WilTel or one of its wholly owned subsidiaries or (y) directly or indirectly, Leucadia, or (B) any merger, consolidation, business combination, sale of all or substantially all of the assets of WilTel and its subsidiaries, dissolution, liquidation, restructuring, recapitalization or similar transaction of or involving WilTel.

    TERMINATION PROVISIONS

    Each of the Stockholders Agreement provisions described above will terminate upon consummation of the Exchange Offer. The remaining provisions of the Stockholders Agreement will terminate upon consummation of the merger.

    BOARD PROVISIONS

    The Stockholders Agreement also provides that:

     Until October 16, 2007, Leucadia must use its best efforts to cause WilTel's board of directors to be comprised of nine directors, including six Independent Company Directors (defined to mean independent of WilTel and of Leucadia).

     Until October 16, 2004, Leucadia must vote all WilTel voting securities that it owns for the election of the directors who were initially designated by the creditors committee of WilTel's predecessor company or their permitted successors.

     Leucadia is entitled to designate (i) four members of WilTel's board of directors for as long as Leucadia owns at least 20% of the WilTel common stock and (ii) at least one member of WilTel's board of directors for as long as Leucadia owns at least 10% of the WilTel common stock.

    In addition to the Stockholders Agreement, Leucadia is a party to the following agreements with WilTel:

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     A Stockholder Rights and Co-Sale Agreement entered into pursuant to the
     Plan under which, among other things, certain WilTel stockholders are eligible to participate in proposed issuances or actual issuances of Rights Securities (as defined in the agreement) to Leucadia until October 15, 2007. In addition, under this agreement certain WilTel stockholders would be eligible to participate in any transfer (other than Exempt Transactions (as defined in the agreement) and transfers to affiliates of Leucadia) by Leucadia of 33% or more of the shares of WilTel common stock outstanding until October 15, 2007. The Merger Agreement provides that the Stockholder Rights and Co-Sale Agreement will terminate upon consummation of the merger.

     A registration rights agreement entered into pursuant to the Plan under which WilTel has granted Leucadia certain rights to obligate WilTel to register for sale under the Securities Act shares of WilTel common stock owned by Leucadia or its affiliates. This agreement also provides customary indemnification from WilTel for the benefit of Leucadia.

     A one-year Restructuring Services Agreement, effective as of October 16, 2002, under which Leucadia provides advice to WilTel with respect to management, operations, future business opportunities, and other matters to be mutually determined between WilTel and Leucadia. Leucadia does not receive any compensation for services rendered under this agreement, but is reimbursed for all expenses incurred in connection with its performance under the agreement. This agreement is terminable upon 90 days notice by either Leucadia or WilTel.

    The foregoing is a summary of material provisions of the Stockholders Agreement relevant to the matters discussed in this Statement. A complete copy of the Stockholders Agreement filed hereto as Exhibit (e)(3) is incorporated herein by reference in its entirety.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE COMPANY'S BOARD OF DIRECTORS

    During a telephonic meeting held on August 21, 2003, a Special Committee of the Company's Board of Directors consisting of Messrs. J. Patrick Collins, William H. Cunningham, Michael Diament, Michael P. Ressner, Alan J. Hirschfield and Jeffrey C. Keil, the independent directors of the Company (the 'Special Committee'), approved the Merger Agreement and the transactions contemplated thereby, including the Exchange Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Exchange Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, and are fair to the Company's stockholders, with only one director, J. Patrick Collins, voting against the Merger Agreement, the Exchange Offer and the Merger. Shortly after the Special Committee meeting, the WilTel Board held a telephonic meeting, and based upon the recommendation of the Special Committee and the opinion of J.P. Morgan Securities Inc. ('JPMorgan'), the WilTel Board approved the Merger Agreement and the transactions contemplated thereby, including the Exchange Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Exchange Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, and are fair to the Company's stockholders, with Messrs. Jeff Storey, Ian Cumming and Joseph Steinberg abstaining and J. Patrick Collins voting against. A summary of JPMorgan's opinion, including the analysis performed, the bases and methods of arriving at the opinion, and a description of JPMorgan's investigation and assumptions are disclosed herein. See 'Opinion of J.P. Morgan Securities Inc.' The full text of JPMorgan's written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken is attached as Annex A to this Statement and is incorporated by reference herein.

THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS OF THE COMPANY RECOMMEND THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE EXCHANGE OFFER AND TENDER THEIR SHARES OF COMPANY COMMON STOCK PURSUANT TO THE EXCHANGE OFFER.

    A letter to the Company's stockholders communicating the Special Committee and the WilTel Boards' recommendation and a press release announcing the execution of the Merger Agreement

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are filed herewith as Exhibits (a)(3) and (a)(7), respectively, and are incorporated herein by reference.

BACKGROUND OF THE EXCHANGE OFFER AND THE MERGER

    LEUCADIA'S OFFER

    On May 15, 2003, Leucadia sent a letter (the 'May 2003 Letter') to the WilTel Board requesting that the Board take action under WilTel's Charter and the Stockholders Agreement to permit Leucadia to offer WilTel stockholders the opportunity to exchange each share of WilTel common stock they hold for 0.3565 of a Leucadia common share (this exchange ratio represented a 30% premium to WilTel's stock price based on the respective per share closing prices of Leucadia ($38.65) and WilTel ($10.60) on May 14, 2003). Leucadia did not request that the WilTel Board recommend Leucadia's offer, rather, it requested that the WilTel Board approve the offer as required by the Charter and amend or waive certain provisions contained in the Stockholders Agreement that would otherwise have precluded Leucadia at that time from presenting its offer directly to WilTel's stockholders and allowing them to decide whether or not they wished to accept Leucadia's offer.

    Two members of the nine-person WilTel Board, Messrs. Cumming and Steinberg, are Leucadia executives and are not required by the Stockholders Agreement to be independent of Leucadia. Six of the members of the board are required to be Independent Company Directors under the Stockholders Agreement (meaning they are to be independent of WilTel and Leucadia) and the ninth director is WilTel's chief executive officer. In view of the conflict of interest of the Leucadia directors and the requirement that any amendment to the Stockholders Agreement be approved by the Independent Company Directors, the WilTel Board determined to form a special committee (the 'Special Committee') to address the Leucadia proposal. The members of the Special Committee discussed in this Statement at all times comprised a majority of the WilTel Board.

    The Special Committee was established on May 27, 2003 and is comprised of Messrs. Collins, Cunningham, Diament, Hirschfield, Keil and Ressner, all of whom serve as Independent Company Directors as defined in the Stockholders Agreement. The Special Committee was authorized by the WilTel Board to evaluate the Leucadia proposal, to negotiate the proposal and any related amendment to the Stockholders Agreement and to either permit the exchange offer to proceed, or to reject it. The WilTel Board also authorized the Special Committee to take such actions as it deemed necessary or appropriate in its sole judgment to carry out its responsibilities, and did not impose any limitations on the Special Committee nor prohibit it from taking any specific actions.

    On May 27, the Special Committee met and interviewed several law firms identified by its members, and selected Gibson, Dunn & Crutcher LLP as its legal counsel. Gibson, Dunn had not previously represented Leucadia or WilTel. On June 10, 2003, the Special Committee met and interviewed several investment banking firms identified by its members, and on June 18, signed an engagement letter with JPMorgan as its financial advisor. JPMorgan or its affiliates have, from time to time, provided financial services to WilTel and Leucadia in the ordinary course of their businesses, including acting as a lender in a non-lead bank capacity to each of WilTel and Leucadia. JPMorgan has, from time to time, provided financial advisory services to the predecessor of WilTel and certain of its affiliates prior to WilTel's emergence from bankruptcy. JPMorgan has not previously been engaged by Leucadia as a financial advisor.

    The Special Committee met with its advisors during June and the first part of July. During that time JPMorgan engaged in a review of WilTel, including financial due diligence, discussions with management of WilTel and a review of market conditions for acquisitions in WilTel's industry. The Special Committee explored with its advisors the various alternatives available to WilTel, including accepting the offer from Leucadia, continuing as a stand-alone company, seeking a third-party buyer to purchase all of WilTel's stock or assets, or a transaction involving both Leucadia and such a third party.

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    On July 11, 2003, Leucadia sent a letter to the Special Committee confirming
Leucadia's position that it has no interest in entertaining any offers to reduce its ownership interest in WilTel. A copy of the July 11, 2003 correspondence is set forth below.

       LEUCADIA NATIONAL CORPORATION
       315 Park Avenue South / New York, New York 10010-3679 / 212-460-1900, fax 212-598-3241

       July 11, 2003

       WilTel Communications Group, Inc.
       One Technology Center
       Tulsa, Oklahoma 74103
       Attn: Special Committee of the Board of Directors

       Gentlemen:

       As you know, Leucadia National Corporation currently beneficially owns 47.4% of the outstanding shares of common stock of WilTel Communications Group, Inc. As mentioned at the meeting of the WilTel board of directors on May 27, 2003, Leucadia has no interest in entertaining any offers to reduce its ownership interest in WilTel.

       If you have any questions regarding Leucadia's ownership of WilTel common stock, please feel free to contact the undersigned.

       Very truly yours,

       Leucadia National Corporation

       By:     /s/ Joseph Steinberg
           ............................
       Name: Joseph S. Steinberg
       Title: President

    On July 15, 2003, the Special Committee met with its advisors and authorized JPMorgan to explore the possibility of pursuing various transaction structures, both with Leucadia and potentially with interested industry participants. Industry participants considered as potential transaction participants included direct competitors of WilTel, a few significant customers of WilTel and other telecom industry participants. In addition to a conventional acquisition of WilTel, the Special Committee and its advisors considered whether a transaction could be structured between WilTel, Leucadia and a strategic purchaser which would allow Leucadia to benefit from the tax attributes that would not be available to a third party other than Leucadia. In addition to reviewing these possibilities, the Special Committee directed JPMorgan to perform a financial due diligence review of Leucadia in light of the fact that the proposed purchase price consisted of shares of Leucadia common stock.

    On July 17, 2003, representatives of the financial advisor to the Special Committee met with representatives of Leucadia to commence its financial due diligence review of Leucadia and on July 21, 2003, Leucadia executed a confidentiality agreement with the Special Committee to facilitate the provision of non-public information about Leucadia. In connection with its financial due diligence review of Leucadia, JPMorgan reviewed and analyzed the following information gathered or prepared by the management of Leucadia:

         book and fair market value estimates for significant subsidiary operating companies and investments of Leucadia;

         internal financial forecasts for certain businesses of Leucadia; and

         financial statement information for Leucadia and for certain business segments of Leucadia.

The financial due diligence review was conducted solely by JPMorgan. JPMorgan also commenced contacting the third parties identified in the July 15 meeting.

    On July 25, 2003, Leucadia sent an additional letter to the Special Committee reiterating Leucadia's position that it had no interest in entertaining any offers to reduce its ownership interest in WilTel and stating Leucadia's belief that 'shopping' WilTel is not in the best interests of WilTel or its stockholders. A copy of the July 25, 2003 correspondence is set forth below.

                             LEUCADIA NATIONAL CORPORATION
                529 East South Temple / Salt Lake City, Utah 84102-1089

                                 [LEUCADIA LOGO]

       July 25, 2003

       Special Committee of the Board of Directors
       John Patrick Collins
       William H. Cunningham
       Michael Diament
       Alan H. Hirschfield
       Jeffrey C. Keil
       Michael P. Ressner
       WilTel Communications Group, Inc.
       One Technology Center
       Tulsa, OK 74103
       Gentlemen:

       Through discussions with the Special Committee's financial advisors at JPMorgan, we understand that members of the Special Committee continue to insist that WilTel need be 'shopped' in order to determine whether WilTel's shareholders should be permitted the opportunity to consider Leucadia's proposal.

       In anticipation of your meeting on Monday, July 28, 2003, we believe it is important to restate our position.

       It should be clear to all concerned that the issue of 'shopping' was discussed at two WilTel Board Meetings and the authority to 'shop' has not been granted to the Special Committee. In our judgment, it is impermissible for the Special Committee's advisors to do what the Special Committee does not have the authority to do. I believe that any shopping of WilTel, whether by the Special Committee or its advisors, is contrary to the will of a majority of the Board and caution that you not go down that route without specific Board approval.

       The concept that the experienced JPMorgan cannot advise in this situation without 'shopping' leaves me incredulous. There are many examples of control shareholder transactions done without 'shopping' where financial advisors used traditional metrics to bless the deals. We doubt that JPMorgan is saying that advice cannot be rendered without 'shopping'. This is especially so in this situation, which does not implicate 'Revlon'-type duties (because WilTel already has a controlling shareholder and the public shareholders of WilTel will end up owning shares of a corporation with a greater public ownership). Also, you will note that Leucadia has not asked for your endorsement of a particular bid but merely that you allow it to proceed.

       Soliciting bids for WilTel -- even if the bidder is told that Leucadia is not a seller -- obviously will cause the party being solicited to speculate that Leucadia is willing to sell at some price why else would a firm like JPMorgan go to the trouble?

       Let me make it perfectly clear! We are not sellers; this is a long-term investment for us. We have so committed to WilTel customers, suppliers, employees and others and we will not break our word.

       'Shopping' is dangerous. We are not talking about a car or a house. It is a business which has gone through turmoil; we, Jeff Storey and his team have devoted much effort toward achieving stability and progress. We do not intend to stand idly by and have market rumors about an impending exit destroy value.

       Under these circumstances, it should be clear that WilTel shareholders have a realistic choice; to stay with their WilTel shares or to trade for Leucadia shares. Obviously, we think they would be better off with Leucadia shares.

       As you know from our recent letter, we were prepared to await August 11 for a Committee determination. However, we reluctantly are compelled to advise that if any member of the Special Committee or any of its advisors solicits offers for WilTel, its shares or assets, or gives out non-public information as a preliminary to such a solicitation, it should be understood that Leucadia' s proposal will, upon such action, be automatically withdrawn. Such withdrawal has the consequence of terminating the Special Committee's authority and hence its existence. Leucadia then will ask shareholders to exercise the right given to them by the Stockholders Agreement (approved by the Bankruptcy Court) to approve appropriate amendments so as to allow Leucadia to make offers on such terms as it shall deem appropriate -- which may differ from our pending proposal.

       If there is any doubt as to the meaning of the above, please call.

       Sincerely,

       /s/ Ian M. Cumming

    The Special Committe discussed the foregoing letter and its legal and business implications (including the possible application of Revlon principles) with its legal counsel and financial advisors. Notwithstanding the letter, the Special Committee determined that in order to properly evaluate the alternatives potentially available to WilTel and its stockholders and to fulfill its fiduciary duties, it was important to determine whether a third-party proposal for a transaction might be forthcoming on attractive terms. Therefore, the Special Committee authorized JPMorgan to continue contacting the third parties identified as potentially interested in a transaction, and pursuant to customary confidentiality provisions and to its agreement with WilTel, to make limited disclosures of non-public information about WilTel to such third parties. A non-disclosure agreement was executed by one such industry participant, and the Special Committee was advised by JPMorgan that it was the only party currently interested in seeking such disclosures. Although information was provided to this party, it determined not to proceed with discussions or an offer. The party's decision not to proceed was communicated to the Special Committee through JPMorgan on August 1, 2003.

    On July 29, 2003, Leucadia announced publicly that it was withdrawing its proposal and request set forth in the May 2003 Letter. Leucadia stated that its actions were due to its concern that certain members of the Special Committee expressed the view that WilTel needed to be 'shopped' for the Special Committee to evaluate Leucadia's proposal by a market survey, even though Leucadia, as the owner of 47.4% of the outstanding WilTel shares, had advised the Special Committee that Leucadia had no intention of selling its shares and that, therefore, a sale of WilTel to a third party was not realistic.

    On July 30, 2003, Mr. Cumming, in his capacity as Chairman of the Board, gave notice to the members of the Board of a Special Meeting of the Board on August 1, 2003. The notice did not state the purpose of the Special Meeting. Mr. Diament, the Chairman of the Special Committee, responded with an inquiry as to the purpose of the proposed special meeting.

    On July 31, 2003, following exchanges of emails and correspondence, the Chairman of the Board of Directors of WilTel sent a letter to the Special Committee notifying its members that the purpose for a special meeting of the Board of Directors of WilTel he was calling for August 1, 2003 was to consider and vote upon formally disbanding the Special Committee. A copy of the July 31, 2003 correspondence is set forth below.

                                                [WILTEL'sm' COMMUNICATIONS LOGO]

       July 31, 2003

       Via Fax: and E-mail
       Mr. Michael Diament
       Acme Widget, L.P.
       301 Commerce Street, Suite 2975
       Fort Worth, TX 76102

       Dear Michael:

           The purpose of the special meeting of the board of directors to be held on August 1, 2003 is to consider and vote upon formally disbanding the Special Committee in light of the fact that the Special Committee's authority was predicated on the May 15, 2003 proposal from Leucadia National Corporation, which proposal (together with Leucadia's related request that the Independent Company Directors take action under the Stockholders' Agreement) has been withdrawn. A copy of the resolutions proposed for adoption at the meeting is attached. As you will see in the attached, the proposed resolutions also deal with the return of non-public information and confirming that no one is to 'shop' WilTel without Board authorization.

           I for one did not think that a formal disbanding was necessary, but inasmuch as the Special Committee seems to still be meeting, the situation needs to be promptly clarified because the continuance of the Special Committee's deliberations could further reinforce the mistaken impression that the Company is for sale; it is therefore appropriate for the Board to act promptly to ensure that no actions are taken to further that impression unless they are authorized by the Board.

           Accordingly, the meeting will be held on Friday as noticed. Of course, members of the board may participate either in person or by telephone, as stated in the notice.

       Cordially,

       Ian M. Cumming, Chairman

       Cc: The Board of Directors of WilTel Communications Group, Inc.
           John Patrick Collins
           William H. Cunningham
           Alan J. Hirschfield
           Jeffrey C. Keil
           Michael P. Ressner
           Joseph S. Steinberg
           Jeff Storey

    On August 1, 2003, members of the Board of Directors of WilTel communicated by telephone and reached a consensus to postpone the meeting to allow additional time to initiate discussions between the Special Committee's financial advisor and Leucadia concerning terms which might be mutually acceptable for an exchange offer by Leucadia to proceed. The Special Committee did not so advise Leucadia, but it considered Leucadia's concerns about 'shopping' WilTel largely to be moot. The Special Committee had learned that no third party competing offer was apparently forthcoming, either as a result of the public May 15 announcement by Leucadia of its proposed offer, or the subsequent market review activities by JPMorgan, which had resulted only in one potential buyer willing to even consider making an offer, who then promptly determined not to make an offer. In the absence of a WilTel Board vote, in which members of the Special Committee (which comprised a majority of the WilTel Board) would have had to concur, the Special Committee remained in place.

    On August 4, 2003, the Special Committee met with JPMorgan and received its evaluation of the May 15 offer by Leucadia. JPMorgan advised the Special Committee that the offer was not adequate from a financial point of view. The Special Committee directed JPMorgan to commence negotiations with Leucadia to improve the offer. In response to conversations with JPMorgan, on August 7, 2003, Leucadia sent a letter (the 'August 2003 Letter') to the Special Committee relating to alternative proposals to acquire the shares of WilTel not already owned by Leucadia. A copy of the August 2003 Letter is set forth below.

                             LEUCADIA NATIONAL CORPORATION
                529 East South Temple / Salt Lake City, Utah 84102-1089

                                 [LEUCADIA LOGO]

       August 7, 2003

       The Board of Directors
       John Patrick Collins
       William H. Cunningham
       Michael Diament
       Alan H. Hirschfield
       Jeffrey C. Keil
       Michael P. Ressner
       Joseph S. Steinberg
       Jeff K. Storey
       WilTel Communications Group, Inc.
       One Technology Center
       Tulsa, OK 74103

       Gentlemen:

           In response to conversations with your financial advisor, Leucadia National Corporation is prepared to offer (subject to the approval of Leucadia's Board of Directors) the Independent Company Directors of WilTel Communications Group, Inc. the choice of one of the following alternative transactions:

           (1) 0.3672 of a Leucadia common share in exchange for each share of WilTel common stock, if the Independent Company Directors agree to let the offer go forward and not oppose the offer. If Leucadia were to acquire 90% or more of the outstanding WilTel shares, Leucadia would effect a backend merger for the same consideration as offered in the exchange offer. This exchange ratio represents a 32.1% premium to WilTel's stock price on May 14, 2003 ($10.60), the day before Leucadia announced its original proposal, and a 13.0% premium to WilTel's stock price based on the respective closing prices of the common stock of Leucadia ($38.13 per share) and WilTel ($12.39 per share) on August 6, 2003. At this exchange ratio, if all of the publicly held WilTel shares were acquired by Leucadia, the former public stockholders of WilTel would own approximately 13.9% of Leucadia.

            - or  -

           (2) a higher offer of 0.3934 of a Leucadia common share in exchange for each share of WilTel common stock, if WilTel enters into a mutually acceptable merger agreement with Leucadia which provides for (i) a first-step exchange offer to be followed by a back-end merger for the same consideration as offered in the exchange offer and (ii) a recommendation in favor of the transaction by the Independent Company Directors. This exchange ratio represents a 41.5% premium to WilTel's May 14, 2003 stock price, and a 21.1% premium to WilTel's stock price based on the respective closing prices of the common stock of Leucadia and WilTel on August 6, 2003. At this exchange ratio, if all of the publicly held WilTel shares were acquired by Leucadia, the former public stockholders of WilTel would own approximately 14.8% of Leucadia.

           Each of the proposed transactions would be structured to qualify as a Permitted Investor Tender Offer (as defined in the Stockholders Agreement) and in particular would have a non-waivable condition that the holders of at least a majority of the WilTel shares that are not beneficially owned by Leucadia have tendered and not withdrawn their shares (the 'Minimum Condition').

           Leucadia asks that the WilTel Board of Directors take all actions under the Stockholders Agreement and WilTel's articles of incorporation as necessary to allow one of these proposed transactions to be consummated as expeditiously as possible.

           This proposal is Leucadia's final offer to the Independent Company Directors. If we do not receive prior to noon, Tulsa, Oklahoma time, on August 12, 2003 the Independent Company Directors' agreement to allow Leucadia to proceed with one of the transactions proposed above, Leucadia will consider this proposal as having been declined. In that event, Leucadia will cause the public to be so advised by appropriate filings and will evaluate its options with respect to acquiring additional WilTel shares as permitted by the Stockholders Agreement, including the possibility of seeking WilTel stockholder approval to amend its terms to allow Leucadia to make offers directly to WilTel stockholders prior to October 15, 2004.

           We appreciate your consideration of this proposal and look forward to your response.

       Very truly yours,

       Ian M. Cumming
       Chairman

    Despite Mr. Cumming's July 31 letter seeking to call a special board meeting to disband the Special Committee, the Special Committee possessed the requisite authority to consider Leucadia's August 7 offer because the Special Committee comprised a majority of the members of WilTel's Board and the resolutions authorizing the formation of the Committee did not place any limitations on the Committee or otherwise prohibit the Committee from taking any action.

    After consideration of the new proposal and the advice of its financial advisor, the Special Committee instructed JPMorgan to seek a better proposal, both in regard to the exchange ratio and to transaction terms. Representatives of JPMorgan held numerous discussions with representatives of Leucadia over the ensuing days, during which they negotiated to improve price and to introduce the possibility of contingent consideration for WilTel's shareholders in the event Leucadia were to sell all or substantially all of the business and assets of WilTel within a short time after completing the proposed exchange offer (such consideration is referred to herein as contingent sale rights, or 'CSRs').

    On August 11, 2003, the Special Committee met with its advisors and reviewed the latest proposal by Leucadia, which was for the exchange ratio reflected in the Merger Agreement, and the right of WilTel stockholders to participate in profits upon a resale of WilTel by Leucadia in the near term. JPMorgan verbally advised the Special Committee that the revised proposal from Leucadia was fair to the shareholders of WilTel, from a financial point of view. Although requested, Leucadia had declined to provide 'collar' type protection in the event its stock were to decline in value before closing of the transaction.

    The CSR provision was not negotiated between Leucadia and the Special Committee as an alternative to the 'tag-along' provisions of the Stockholders Agreement. The function of the tag-along provisions was to ensure that the public shareholders would receive the same 'control premium' as did Leucadia were Leucadia to determine to sell its stake in WilTel under various possible scenarios. The CSRs negotiated by the Special Committee were understood to exist only after the WilTel public shareholders had sold their shares and received a fair price reflecting their control position. The Special Committee understood the CSRs' function was to provide protection in the unlikely event of a very prompt sale or 'flip' of the business by Leucadia at a higher price.

    In its discussions, the Special Committee considered the views of all of its members, including J. Patrick Collins who ultimately did not vote in favor of the Leucadia proposal, Mr. Collins did not provide the Special Committee with the text of his dissenting views at the time of the August 11 and August 12 meetings, but his and the views of all of the Special Committees members were discussed extensively, and the Special Committee reached its decision based upon all of the reasons set forth below.

    On August 12, 2003, following meetings between Leucadia and the Special Committee's financial advisor, Leucadia and WilTel issued a joint press release announcing that Leucadia and the Special Committee reached an agreement in principle with respect to the offer and merger described in the Merger Agreement. On August 13, 2003, Weil, Gotshal & Manges LLP, Leucadia's legal counsel, sent a draft merger agreement to the Special Committee's legal counsel. Leucadia, the Special Committee and their respective outside legal counsel began negotiating the merger agreement on August 18, 2003. Negotiations continued until the Merger Agreement was executed, following its approval by the Special Committee, on August 21, 2003.

REASONS FOR THE RECOMMENDATION

    The Special Committee's decision to approve the Merger Agreement and recommend that stockholders tender their Company Common Stock pursuant to the Exchange Offer was based upon its consideration and weighing of extensive information and numerous considerations, some of which weighed in favor of the proposed transactions and some of which weighed against them. The following are the principal factors which convinced the Special Committee to approve the Merger Agreement and recommend the Exchange Offer:

    1. The value of the Leucadia Common Stock offered in the Exchange Offer and Merger ($16.08 -- based on an exchange ratio of 0.4242x and Leucadia's stock price of $37.90 as of August 12, 2003) represents a premium of 51.7% to the closing price of the Company Common Stock on May 14, 2003 ($10.60), the date before Leucadia's initial offer to acquire the remaining shares of the Company and 31.4% to the average closing price of Company Common Stock during the 90 days preceding such initial offer ($12.23).

    2. While results of the Company's operations during the period ended June 30, 2003 indicate strong improvements in the Company's business and exceeded the Company's internal expectations, the Company has only recently emerged from bankruptcy, recovery in the telecommunications industry remains highly uncertain and there is a significant risk that operations in future periods could be disappointing.

    3. Following extensive negotiations, the Special Committee believed that
       0.4242 of a Leucadia share for each share of Company Common Stock was probably the highest price that could be obtained from Leucadia.

    4. Despite efforts to elicit a competing proposal from those companies believed to have the greatest potential interest in a business combination with the Company, no such proposal had been obtained and it seemed unlikely that further efforts would result in such a proposal at this time. In this connection, Leucadia made clear that it is unwilling to consider a sale of its 47.4% ownership position, and even if a majority of the board were in favor of a transaction to which Leucadia objected it is questionable whether such a transaction could be accomplished without Leucadia's cooperation.

    5. If Leucadia were to withdraw its current offer, the value of the Company's stock in the open market would likely decline substantially, and it is uncertain when it might again trade at a level comparable to the value of the price implied by the 0.4242 exchange ratio.

    6. In the absence of a negotiated transaction with Leucadia, Leucadia might proceed unilaterally with an offer at a lower price than the exchange ratio provided in the Merger Agreement. Leucadia would have the right to submit for stockholder approval at the 2003 annual meeting of stockholders a resolution to permit Leucadia to proceed with such an exchange. Also, commencing October 16, 2004, Leucadia would have the right to make a Permitted Investor Tender Offer (as defined in the Stockholders Agreement entered into in connection with the Company's bankruptcy reorganization, and dated as of October 15, 2002, between Leucadia and the Company (filed as Exhibit 99.6 to the Company's

       October 24, 2002 Current Report on Form 8-K) (the 'Stockholders Agreement')), without the need for a stockholder vote. Any such offer by Leucadia could be at such price and on such terms as Leucadia might determine, without the need for negotiations with or approval by the Special Committee, and could be at an exchange ratio lower than the
       0.4242 provided in the Merger Agreement. Under the Company's Charter, completion of such an offer would require approval of WilTel's Board, however the ability of the independent directors to insist on an exchange ratio as favorable as that offered by the Merger Agreement would be subject to substantial uncertainty.

    7. The purchase of Company Common Stock pursuant to the Exchange Offer is subject to a non-waivable condition that a majority of the Public Shares shall have been tendered, calculated as described in the Merger Agreement. Accordingly, a majority of the non-Leucadia stockholders will have the opportunity to decide for themselves the outcome of the proposed transactions on the basis of their own consideration of all available information. In addition, under the terms of the Merger Agreement holders of Public Shares will receive the exact same form and amount of consideration in the Exchange Offer and the Merger.

    8. The acquisition of the Company by any party other than Leucadia most likely would have resulted in the elimination of the Company's existing tax attributes (including its net operating losses and the built-in losses in the assets of WilTel), estimated by JPMorgan to have a value at between $4.95 and $7.45 per share in circumstances where income is generated and taxed at assumed rates).

    9. JPMorgan delivered to the Special Committee and the WilTel Board an opinion dated August 21, 2003 to the effect that, as of that date and based upon and subject to the matters described in its opinion, the consideration of 0.4242 of a Leucadia common share and one contingent sale right to be received by WilTel stockholders (other than Leucadia and its affiliates) pursuant to the Merger Agreement is fair from a financial point of view to those holders (other than Leucadia and its affiliates). The full text of the written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by JPMorgan in rendering its opinion, is attached as Annex A to this Statement and is incorporated herein by reference.

    The following are factors which were given careful consideration by the Special Committee, and which should be considered by stockholders, as weighing against the Merger Agreement and the Exchange Offer:

    1. Absent approval of the independent directors or stockholders of the Company (other than Leucadia), the Stockholders Agreement entered into in connection with the Company's bankruptcy reorganization prohibits the acquisition by Leucadia of more than a majority of the Company's Common Stock prior to October 15, 2004. The purpose of this provision was to allow a two year period for new management to achieve operating improvements in the Company's business, and for hoped-for improvements in the telecommunications industry, prior to any acquisition by Leucadia of the Company Common Stock not owned by it. Completion of the Exchange Offer and Merger at this time will deprive Company stockholders of the opportunity to realize directly the potential benefit of such improvements, if they take place, although they may continue to benefit in such improvements, to a lesser extent, through their ownership of approximately 15.8%, in the aggregate, of the Leucadia Common Stock to be issued to Company stockholders pursuant to the Merger Agreement.

    2. The Company's results of operations during the first six months of 2003 have shown substantial improvements over prior periods and have exceeded internal expectations. Although the Company incurred net losses in the first two quarters of 2003 in the amount of $73.2 million and $46.8 million, respectively, for the first two quarters of 2003, the Company's reported segment profit, an important measure of operating performance, was approximately $2.2 million and $20.2 million, respectively. The Company emerged from bankruptcy only late last year, and it is difficult to predict its long-term potential in a volatile industry.

    3. Any tax savings resulting from offsetting the Company's existing tax attributes (including its net operating losses and built-in losses) against the Company's taxable income would have indirectly benefited solely the existing stockholders of the Company.

    4. If Leucadia desires to complete the acquisition of the outstanding Public Shares prior to October 15, 2004, even if the acquisition were approved by the stockholders of the Company other than Leucadia, it is arguable that the independent directors of the Company could preclude completion of the acquisition if they found the price to be unacceptable.

    The foregoing discussion includes all of the material factors considered by the Special Committee in reaching its conclusions and recommendations but is not meant to be exhaustive. In view of the variety of factors considered in reaching its determination, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its conclusions and recommendations. In addition, individual members of the Special Committee may have given different weights to different factors.

    WilTel's Board and the Special Committee did not undertake a separate analysis of the price of Leucadia stock in connection with their consideration of the Exchange Offer, other than as described above which was limited to JPMorgan's analysis of Leucadia's stock price. WilTel's Board and the Special Committee believe a 'market check' was performed because no willing buyer came forward from the date Leucadia first announced its intention on May 15, 2003 to acquire the remaining shares of WilTel it did not already own through the date the Merger Agreement was executed on August 21, 2003, and no willing buyer has come forth since that time. In addition, JPMorgan attempted to locate alternative buyers for the Company, but was unsuccessful.

    Members of WilTel's Board and the Special Committee did not individually attempt to quantify or otherwise value WilTel's tax attributes. However, JPMorgan prepared a discounted cash flow analysis in connection with its analysis of the transaction for the Special Committee that included an estimated value for WilTel's tax attributes which was duly considered by the members. Members of WilTel's Board and the Special Committee also considered JPMorgan's discounted cash flow analysis, which included the present value of WilTel's tax attributes, that resulted in a per share equity reference range of $13.90 - $22.55 after adjustments for cash and debt when the closing price of WilTel common stock on August 11, 2003, the day before the exchange ratio was determined, was $14.06 per share. The members of WilTel's Board and the Special Committee considered this fact together with all the other factors discussed above, some of which were positive and some of which were negative, without assigning different weights to specific factors, before reaching a final conclusion as to whether to approve and recommend the Exchange Offer.

    For the foregoing reasons the WilTel Board, with Messrs. Jeff Storey, Ian Cumming and Joseph Steinberg abstaining and J. Patrick Collins voting against the Merger Agreement and related transactions, recommends that Company Stockholders tender their shares of Company Common Stock in the Exchange Offer.

DISSENTING VIEW OF MR. J. PATRICK COLLINS ON LEUCADIA'S EXCHANGE OFFER AND MERGER PROPOSAL

    I was a member of the Creditor's Committee during the Williams Communications Group, Inc. bankruptcy from which WilTel emerged. As a member of the Creditor's Committee, I was involved in the negotiations that led to Leucadia's initial investment in WilTel.

    The Stockholders Agreement and the Articles and By-Laws of WilTel which resulted from these negotiations were carefully constructed to provide a two-year standstill during which Leucadia was prohibited from increasing its ownership of WilTel beyond 49% without the consent of a majority of WilTel's independent directors, or, absent such consent, the approval of the holders of a majority of WilTel Common Stock not owned by Leucadia.

    These provisions were put in place with the approval of the Bankruptcy Court in order to provide a period of time for WilTel to operate and grow its business outside the strictures of bankruptcy. It was believed by the Creditor's Committee that maintaining WilTel as an independent, publicly traded company during this period was the best way to maximize value for all of WilTel's stockholders. After two years of financial results, the market would dictate the worth of WilTel and Leucadia would then be free to acquire additional shares of WilTel Common Stock if it chose to do so.

    Accordingly, when Leucadia sought the consent of WilTel's independent directors to permit them to make a tender offer just seven months later, I concluded that I could not agree to waive the protections afforded to WilTel stockholders under the Stockholders Agreement unless the price and terms proposed were so compelling that a rejection of the offer would ultimately be a disservice to them. While reasonable men can differ, I do not believe that the offer ultimately approved by the majority of the Special Committee met this standard.

    The financial advisors retained by the Special Committee are of the opinion that the price offered by Leucadia is fair and adequate under present market conditions. While that may be so, I do not believe that mere adequacy is the appropriate standard to be applied where, as here, no offer of any kind is possible without the consent of the independent directors or a vote of stockholders. Nor do I believe that the price proposed is sufficiently compelling to warrant a waiver of these provisions of the Stockholders Agreement. In my judgment, a sale at this time is premature, particularly in light of WilTel's improving performance and the historically low valuation that telecommunications companies are currently experiencing.

    Moreover, in addition to placing limits on Leucadia's ability to acquire additional shares, the Stockholders Agreement provides WilTel stockholders with 'tag along' rights for a period of five years from the effective date of the bankruptcy plan. These rights, which will expire October 15, 2007, entitle WilTel public stockholders to receive the same value that Leucadia might receive if Leucadia tenders its WilTel shares to a third party or causes WilTel to be merged with a third party during this period.

    Under the Leucadia proposal recommended herein, this right will be extinguished and WilTel stockholders will instead receive a substantially more limited 'contingent sale right' entitling them to additional Leucadia shares only if Leucadia sells all or substantially all of WilTel's assets or stock on or before October 15th of next year.

    In my view, the 'tag along rights' WilTel stockholders currently hold, with over four years remaining before their expiration, do not compare to the 14-month 'contingent sale right' stockholders will receive if they exchange their shares. Nor do I believe that the significant value of these 'tag along' rights is reflected in the exchange ratio Leucadia has offered.

    That is why I voted against the Leucadia exchange offer and merger proposal when it came before the Special Committee and again when it came before the full Board of WilTel, and that is why I will not tender my shares in the Exchange Offer.

                                          J. Patrick Collins

OPINION OF J.P. MORGAN SECURITIES INC.

    In an engagement letter dated June 18, 2003, the Special Committee engaged JPMorgan on an exclusive basis to provide it with financial advisory services and to issue to it as well as to the Board of Directors a fairness opinion, from a financial point of view, in connection with Leucadia's initial proposal, announced on May 15, 2003, to acquire the remaining 52.6% of the outstanding capital stock of WilTel which it did not already own. The Special Committee selected JPMorgan based on JPMorgan's qualifications, expertise and reputation. JPMorgan is an internationally recognized investment banking firm that has substantial experience with business combinations similar to this transaction. As part of its investment banking business, JPMorgan is engaged in the valuation of businesses and securities in connection with mergers and acquisitions, divestitures, negotiated underwritings, primary and secondary distributions of listed and unlisted securities and private placements.

    Upon authorization of the Special Committee on July 15, 2003, subsequent to a Special Committee session dedicated to JPMorgan's preliminary findings, JPMorgan (i) approached four industry participants to discuss potential strategic interest and potential transaction structures, and to seek non-binding indications of interest in an expeditious manner; and (ii) concurrently engaged in discussions with Leucadia to assess the value of Leucadia's common stock and to discuss Leucadia's plan and strategy for WilTel following a potential transaction. Subsequently, on July 29, 2003, Leucadia issued a press release indicating that it had withdrawn its May 15, 2003 request to the Board of Directors of WilTel (i.e., its initial proposal) and that it continued to evaluate its options with respect to acquiring additional WilTel shares. JPMorgan subsequently reported to the Special Committee on August 1, 2003 that none of the third parties it had approached for the purpose of seeking non-binding indications of interest were currently interested in entering into an alternative transaction with WilTel. On August 4, 2003, JPMorgan, after completion of its diligence and analysis, concluded that the initial proposal made by Leucadia was inadequate. The Special Committee then authorized JPMorgan to negotiate with Leucadia to improve the terms of its initial proposal. JPMorgan engaged in negotiations with Leucadia, and subsequent to an inconclusive negotiation session, on August 7, 2003 Leucadia issued a press release reporting that it had sent a letter to the Special Committee which offered two alternative proposals. JPMorgan, under authority from the Special Committee, continued negotiations with Leucadia which culminated in the joint announcement by WilTel and Leucadia, on August 12, 2003, of an agreement in principle to enter into a merger agreement.

    At the meeting of the Special Committee on August 12, 2003, JPMorgan delivered its oral opinion, which was subsequently confirmed in a written opinion dated as of August 21, 2003, to both the Special Committee and the Board of Directors to the effect that, as of that date and based on and subject to the matters described in its opinion, the consideration of 0.4242 of a Leucadia common share and one contingent sale right to be received by the stockholders of WilTel (other than Leucadia and its affiliates) pursuant to the Merger Agreement is fair from a financial point of view to those holders (other than Leucadia and its affiliates).

    THE FULL TEXT OF JPMORGAN'S OPINION DATED AUGUST 21, 2003, TO THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY JPMORGAN IN RENDERING ITS OPINION, IS ATTACHED AS ANNEX A TO THIS STATEMENT AND INCORPORATED IN THIS STATEMENT BY REFERENCE. WE URGE YOU TO READ THIS OPINION CAREFULLY AND IN ITS ENTIRETY. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

    In reading the discussion of the JPMorgan fairness opinion set forth below, the holders of WilTel common stock should be aware that JPMorgan's opinion:

     was directed to the Special Committee and the Board of Directors of WilTel in connection with and for the purposes of their evaluation of this transaction; and

     did not constitute a recommendation to any shareholder of WilTel as to whether such shareholder should tender in the Offer or how such shareholder should vote with respect to the Merger or any other matter.

    Although JPMorgan evaluated the fairness of the consideration from a financial point of view to the stockholders of WilTel (other than Leucadia and its affiliates), the consideration itself was determined through negotiations between the Special Committee and Leucadia. While JPMorgan did provide financial advice to the Special Committee during the course of these negotiations, the decision to approve and recommend this transaction was solely that of the Special Committee. JPMorgan's opinion was one among numerous factors that the Special Committee took into consideration in making its determination to approve and recommend this transaction and the Merger Agreement.

    In the course of performing its review and analyses for rendering its opinion, JPMorgan:

     reviewed the Merger Agreement and the Stockholders Agreement dated as of October 15, 2002, between Leucadia and WilTel;

     reviewed certain publicly available business and financial information concerning WilTel and the industries in which it operates;

     reviewed certain publicly available business and financial information concerning Leucadia;

     compared the proposed financial terms of the proposed transaction with the publicly available financial terms of certain transactions involving companies it deemed relevant and the consideration received in such transactions;

     compared the financial and operating performance of WilTel with publicly available information concerning certain other companies it deemed relevant;

     reviewed the current and historical market prices of WilTel common stock, Leucadia common stock and certain publicly traded securities of such other companies it deemed relevant;

     reviewed certain internal financial analyses and forecasts prepared by the managements of WilTel and Leucadia relating to their respective businesses;

     held discussions with certain members of the management of WilTel and Leucadia with respect to certain aspects of the proposed transaction, and the past and current business operations of WilTel and Leucadia, the financial condition and future prospects and operations of WilTel and Leucadia, and certain other matters it believed necessary or appropriate to its inquiry; and

     performed such other financial studies and analyses and considered such other information as it deemed appropriate for the purposes of its opinion.

    In preparing its opinion, JPMorgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to it by WilTel and Leucadia or otherwise reviewed by it. In relying on financial analyses and forecasts provided to it, JPMorgan assumed that such analyses and forecasts had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of WilTel and Leucadia to which such analyses or forecasts related. JPMorgan did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of WilTel, nor was it furnished with any such appraisals.

    JPMorgan's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date thereof. It should be understood that subsequent developments may affect JPMorgan's opinion and that it does not have any obligation to update, revise, or reaffirm its opinion. JPMorgan's opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the stockholders of WilTel (other than Leucadia and its affiliates) in the proposed transaction and JPMorgan has expressed no opinion as to the relative merits of the transaction as compared to other business strategies that might be available to WilTel or the underlying decision by WilTel to engage in the transaction.

    Set forth below is a brief summary of the material valuation, financial and comparative analyses considered by JPMorgan in connection with the rendering of its opinion. This summary does not purport to be a complete description of the analyses underlying the JPMorgan opinion.

    In performing its analyses, JPMorgan made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of JPMorgan, WilTel and Leucadia. Any estimates contained in the analyses performed by JPMorgan are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. In addition, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Specifically, JPMorgan did not express any opinion as to the price at which the WilTel common stock or Leucadia common stock will trade at any future time. Furthermore, JPMorgan did not assign any monetary value to the contingent sale rights to be received as consideration by the stockholders of WilTel (other than Leucadia and its affiliates). Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

HISTORICAL STOCK TRADING ANALYSIS

    JPMorgan observed that following Leucadia's letter to the Board of Directors of WilTel dated May 15, 2003 (i.e., Leucadia's initial proposal) both WilTel and Leucadia common stock traded as 'deal stocks' indicating that the market was anticipating a transaction involving the two companies. Therefore, in order to analyze the historical trading performances of WilTel and Leucadia common stocks, JPMorgan reviewed the trading performances of those stocks for the period prior to Leucadia's initial proposal. The summary trading data in the following table is as of the close of trading on May 14, 2003 and compares with the implied offer price of $16.08 (based on an exchange ratio of 0.4242x and Leucadia's stock price of $37.90 as of August 12, 2003) and the offer exchange ratio of 0.4242:

                                         WILTEL STOCK PRICE   MARKET EXCHANGE RATIO(1)
                                         ------------------   ------------------------
Prior to initial proposal (5/14/03)....        $10.60                 0.2743x
1-month average(2).....................        $10.81                 0.2855x
3-month average(2).....................        $12.21                 0.3423x
6-month average(2).....................        $13.06                 0.3641x
High since relisting(2) (10/02/02).....        $16.03                 0.4377x
Low since relisting(2).................        $ 6.85                 0.1970x

(1) The market exchange ratio for each time period is calculated by dividing WilTel's closing share price by Leucadia's closing share price for such period; average exchange ratios are calculated as the average of daily closing exchange ratios for each respective time period.

(2) For the time period prior to Leucadia's initial proposal announced on May 15, 2003.

                           -------------------

    JPMorgan analyzed the trading volume within certain daily closing price ranges of WilTel common stock during the last one month and three months ended May 14, 2003, and during the period since WilTel common stock's relisting on October 2, 2002 to May 14, 2003. The following tables show the percentage of the total volume traded within certain price ranges of WilTel common stock and indicate the prices below which WilTel common stock predominantly traded during the specified periods:

1-month trading range before May 15, 2003
WilTel stock price........................   <$10.38    <$10.56   <$10.74    <$10.92    <$11.04
% cumulative shares traded................        2%         5%       35%        49%       100%

3-month trading range before May 15, 2003
WilTel stock price........................   <$11.00    <$11.80    <$12.60    <$13.40    <$14.20
% cumulative shares traded................       34%        56%        64%        85%       100%

Trading range from relisting (10/02/02) to
  May 14, 2003
WilTel stock price........................    <$8.66    <$10.52    <$12.38    <$14.24    <$16.03
% cumulative shares traded................        0%         2%        34%        80%       100%

    JPMorgan also observed the trading histories of WilTel and Leucadia common stocks for the time period following Leucadia's initial proposal until the announcement of the signing of the Merger Agreement. The table below illustrates the trading history, including trading volumes, of WilTel common stock for certain intervals during this time period:

                                                           AFTER
                                                       ANNOUNCEMENT     SUBSEQUENT TO
                                          PRIOR TO     AND PRIOR TO     WITHDRAWAL OF        AFTER
                                        ANNOUNCEMENT   WITHDRAWAL OF   INITIAL PROPOSAL   ANNOUNCEMENT
                                         OF INITIAL       INITIAL         AND BEFORE       OF SECOND
                                          PROPOSAL       PROPOSAL        SECOND OFFER        OFFER
                                          --------       --------        ------------        -----
Period................................    10/3/02-       5/15/03-          7/29/03-         8/7/03-
                                           5/14/03        7/28/03            8/6/03          8/8/03
WTEL shares traded (000s).............      16,582         21,481             3,209             958
% of public float.....................         63%            82%               12%              4%
Volume weighted average price.........      $13.01         $14.63            $12.34          $13.82
Average daily trading volume (000s)...         111            421               458             479

DISCOUNTED CASH FLOW ANALYSIS

    JPMorgan performed a discounted cash flow analysis of WilTel to estimate
(i) the present value of the unlevered after-tax free cash flows that the WilTel operating plan could generate, based on marginal tax rates, and (ii) the present value of the tax shield benefits associated with WilTel's aggregate tax attributes, including the net loss carryforward balance and the basis in fixed assets of WilTel coming out of bankruptcy. The analyses were based on management's operating plan for the eight years ending December 31, 2010. Such operating plan assumed that WilTel would become profitable in 2006. Ranges of terminal values for the operating plan discounted cash flows were estimated using perpetuity growth rates of 3.0% to 4.0% for the operating plan. JPMorgan then discounted to present value the free cash flow streams and terminal free cash flow using discount rates of 11.0% to 13.0%. The discount rates reflect WilTel's estimated weighted average cost of capital. Ranges of the present value analysis of WilTel's tax attributes were estimated using discount rates of 11.0% to 13.0% and a growth rate of 3.5% for profit before taxes for the duration of time required to utilize all of WilTel's tax attributes. The 3.5% growth rate referred to in the previous sentence represents the mid-point of the range of growth rates used in the operating plan discounted cash flow analysis and was applied to the forecasted profit before taxes beginning in 2011. This analysis indicated a per share equity reference range for the WilTel operating plan of $13.90-$22.55 after adjustments for cash and debt, and including the present value of WilTel's tax attributes of $4.95-$7.45. In addition, JPMorgan performed a number of discounted cash flow-based sensitivity analyses to assess the potential impact of uncertainties related to WilTel's business and its tax attributes. In determining the present value of WilTel's tax attributes, JPMorgan only considered federal net operating losses and assumed a 35% federal tax rate. Uncertainties that may affect the utilization of WilTel's tax attributes include future operating results, tax law changes, rulings by taxing authorities regarding whether certain transactions are taxable or deductible and expiration of carryforward periods.

SELECTED PUBLIC COMPANIES ANALYSIS

    JPMorgan reviewed the publicly available financial data, stock market performance data and trading multiples of companies in the emerging and competitive wireline telecom sectors that JPMorgan believed to be relevant. The financial and trading data of the selected companies were instructive in offering firm value/revenue and firm value/net PP&E valuation benchmarks; however, such data was of limited relevance in providing cash flow multiple-based valuation benchmarks. JPMorgan deemed Level 3 Communications to be the most relevant trading comparable to WilTel out of all of the selected companies. Level 3's forward-looking firm value/EBITDA multiples indicated, after adjustments for WilTel's cash and debt, that the per share offer value implied by the proposed exchange ratio was within the range of valuation implied by selected public companies analysis. A list of the selected companies follows:

    Company

       ICG Communications
       IDT Corporation
       ITC Deltacom
       Level 3 Communications

       McLeod Communications
       Time Warner Telecom
       XO Communications

SELECTED PRECEDENT TRANSACTIONS ANALYSIS

    JPMorgan conducted an analysis of transactions comparable to the proposed Leucadia-WilTel combination. JPMorgan reviewed the publicly available financial data, stock market performance data and transaction terms of precedent business combinations, asset purchases and bankruptcy exit and/or reorganization valuations in the emerging and competitive wireline telecom sectors that JPMorgan believed to be relevant. After reviewing these selected transactions, JPMorgan observed that there were no transactions of sufficient relevance. Based on this judgment, JPMorgan did not infer a valuation range for WilTel based on precedent transactions analysis. A list of the transactions reviewed follows:

BANKRUPTCY EXITS/REORGANIZATION VALUATIONS

    Company

       360 Networks
       Focal Communications
       Global Crossing -- Singapore Technologies offer
       Global Crossing -- XO Communications offer
       ICG Communications
       ITC Deltacom
       McLeod USA
       Metromedia
       WorldCom
       XO Communications

BUSINESS COMBINATIONS/ASSET PURCHASES

    Target                                       Acquirer

       BCI (Broadwing broadband assets)             C III Communications
       BTI                                          ITC Deltacom
       Genuity                                      Level 3
       Touch America private line business          360 Networks

PREMIA ANALYSIS

    JPMorgan conducted (1) an analysis of the implied premium to be paid to WilTel stockholders and (2) an analysis of premia paid in selected minority buy-in transactions from January 1988 to June 2003.

    JPMorgan calculated the implied premium to be paid to WilTel stockholders based on various prices and exchange ratios as of May 14, 2003, as illustrated by the table below:

                                                        IMPLIED                   IMPLIED
                                                        PREMIUM                   PREMIUM
                                                       BASED ON                BASED ON OFFER
                                                      OFFER PRICE    MARKET       EXCHANGE
                                            MARKET        OF        EXCHANGE      RATIO OF
                                            PRICES:   $16.08(1)    RATIO(2)      0.4242(3)
                                            -------   ---------    --------      ---------
Prior to initial proposal (05/14/03)......  $10.60       51.7%      0.2743x         54.7%
1-month average(4)........................  $10.81       48.7%      0.2855x         48.6%
3-month average(4)........................  $12.21       31.7%      0.3423x         23.9%
6-month average(4)........................  $13.06       23.1%      0.3641x         16.5%
High since relisting(4) (10/02/02)........  $16.03        0.3%      0.4377x        - 3.1%
Low since relisting(4)....................  $ 6.85      134.7%      0.1970x        115.4%

                                                        (footnotes on next page)

(footnotes from previous page)


(1) Based on an exchange ratio of 0.4242x and Leucadia's stock price of $37.90 as of August 12, 2003.

(2) The market exchange ratio for each time period is calculated by dividing WilTel's closing share price by Leucadia's closing share price for such period; average exchange ratios are calculated as the average of daily closing exchange ratios for each respective time period.

(3) Based on 0.4242x exchange ratio offered on August 12, 2003.

(4) For the time period prior to Leucadia's initial proposal announced on May 15, 2003.

                            -------------------

    JPMorgan also noted the premia paid based on prices one-week prior to announcement in precedent minority buy-in transactions. The sample included all domestic minority buy-in transactions from January 1988 through June of 2003. For purposes of this analysis, minority buy-in transactions were defined as transactions where the owner of 50% or more of a U.S. public company acquires the remaining share for a total consideration of $25 million or more, excluding negative premium transactions and terminated or withdrawn transactions. The results of this analysis are shown below:

                                                      MEDIAN PREMIUMS
                                                    (ONE-WEEK PRIOR)(1)
                                                    -------------------
All transactions...................................        27.7%
Stock only.........................................        24.8%
Cash only..........................................        33.3%
All 40-50% buy-ins.................................        26.9%
Selected 40-50% buy-ins (from Jan. 1998 to June
  2003)............................................        36.3%
Leucadia/WilTel premium(2).........................        47.0%

(1) Represents premia paid to stock price.

(2) Represents premium of implied offer price of $16.08 to WilTel's closing share price of $10.94 on May 8, 2003 (one week prior to Leucadia's initial offer).

                            -------------------

    The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analysis and the application of these methods to the particular circumstances involved. Fairness opinions therefore are not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analyses as a whole, would, in the view of JPMorgan, create an incomplete and misleading picture of the processes underlying the analyses considered in rendering its opinion. JPMorgan did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation, supported or failed to support its opinion. In arriving at its opinion, JPMorgan considered the results of its separate analyses and, except as mentioned above, did not attribute particular weight to any one analysis or factor. The analyses performed by JPMorgan, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses. These analyses were prepared solely as part of the JPMorgan analysis of the fairness, from a financial point of view, of the consideration to be received by WilTel stockholders (other than Leucadia and its affiliates).

    JPMorgan or its affiliates have, from time to time, provided financial services to WilTel and Leucadia in the ordinary course of their businesses. JPMorgan may provide financial advisory and financial services to the combined company and/or its affiliates and may receive fees for the rendering of these services. In the ordinary course of its businesses, JPMorgan may actively trade the securities of WilTel and/or Leucadia for its own account and for the accounts of its customers and, accordingly, JPMorgan may at any time hold a long or short position in these securities.

INTENT TO TENDER

    To the knowledge of the Company, as of the date of this Statement, other than J. Patrick Collins, each executive officer and director of the Company who holds Company Common Stock currently intends to tender in the Exchange Offer shares owned of record or beneficially.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

    Neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Exchange Offer or the Merger.

    Under the terms of an engagement letter dated June 18, 2003 with JPMorgan, the Special Committee of the Board of Directors of WilTel agreed to pay JPMorgan a transaction fee based on the amount by which the proposed transaction consideration exceeded a certain threshold set by the Special Committee at inception of the engagement, payable at the time of the closing of Leucadia's offer or any other offer. The threshold level set by the Special Committee was in excess of the $13.78 offer implied by Leucadia's initial proposal and Leucadia share price as of the close of trading on May 14, 2003. Based on the proposed transaction, JPMorgan will be entitled to a transaction fee of approximately $2.5 million if the transaction is consummated. WilTel also agreed to pay JPMorgan an engagement fee and monthly retainer fees for its services (not creditable against the transaction fee) and opinion fees for the delivery of fairness opinions (creditable against the transaction fee). The Special Committee also agreed to have WilTel indemnify JPMorgan and certain related parties from and against certain liabilities, including liabilities under the federal securities laws, related to or arising out of the engagement.

    WilTel has agreed to pay Special Committee members a one-time payment of $40,000 each for their services on the Special Committee, except that the Special Committee chairman shall be paid $50,000 for his services on the Special Committee. In addition, WilTel has agreed to pay each Special Committee member $500 per committee meeting for participation by telephone and $1,000 per committee meeting for in person attendance at a meeting.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    Except for the transactions described in this Item 6, no transactions in shares of the Company Common Stock have been effected by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company during the last 60 days.

    In connection with Williams Communications Group, Inc.'s Chapter 11 Bankruptcy proceedings, approximately 1.4 million shares of Company Common Stock were issued and held in reserve pending the resolution of certain bankruptcy-related claims. These shares were recently distributed on a pro rata basis to allowed claimants in the proceedings, including note holders of Williams Communications Group, Inc. As a part of this pro rata distribution, shares of Company Common Stock were issued to WilTel officers and directors as follows:

     On July 24, 2003, J. Patrick Collins was issued 123 shares of Company Common Stock for no additional consideration.

     On August 22, 2003, Kenneth Kinnear was issued 5 shares of Company Common Stock for no consideration.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    Except as described or referred to in this Statement, to the Company's knowledge, no negotiation is being undertaken or engaged in by the Company in response to the Exchange Offer which relates to or would result in (i) a tender offer or other acquisition of the shares of the Company Common Stock by the Company, any of its subsidiaries, or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of the

Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Additionally, the information set forth in the Form S-4 under 'Background and Reasons for the Offer and the Subsequent Merger -- ' and 'Certain Effects of the Offer -- ' is incorporated herein by reference.

    Except as described or referred to in this Statement, to the Company's knowledge, there are no transactions, resolutions of the WilTel Board, agreements in principle or signed contracts entered into in response to the Exchange Offer that would relate to one or more of the matters referred to above in this Item 7.

ITEM 8. ADDITIONAL INFORMATION

STOCKHOLDER LITIGATION

    Individual WilTel stockholders have filed complaints in the District Court of Tulsa County, Oklahoma, the District Court of Clark County, Nevada, the District Court of Washoe County, Nevada, and the Supreme Court of the State of New York, New York County, purporting to commence class action lawsuits against Leucadia, WilTel, and directors of WilTel. The complaints are (1) Sleeper v. WilTel Communications Group, Inc., et al. (Civil Action No. CJ 2003 03163, District Court Tulsa Co. Oklahoma); (2) Merullo v. WilTel Communications Group, Inc., et al. (Civil Action No. A467774, District Court Clark Co. Nevada);
(3) Gottdiener v. WilTel Communications Group, Inc., et al. (Civil Action No. A467700, District Court Clark Co. Nevada); (4) Guy v. WilTel Communications Group, Inc., et al. (Civil Action No. A467773, District Court Clark Co. Nevada);
(5) Guerra v. WilTel Communications Group, Inc., et al. (Civil Action No. A467738, District Court Clark Co. Nevada); (6) Hersch v. WilTel Communications Group, Inc., et al. (Civil Action No. CV03-03220, District Court Washoe Co. Nevada, transferred to Clark Co. Nevada); (7) Provorny v. Leucadia National Corporation, et al. (Case No. 03-109061, N.Y. Supreme Court, County of New
York); and (8) Guy v. WilTel Communications Group, Inc., et al. (Civil
Action No. 03-115368, N.Y. Supreme Court, County of New York). In general, the complaints allege, among other things: (a) breaches of fiduciary duty by Leucadia, WilTel, and the members of WilTel's board of directors in connection with the offer and merger, including, among other things, allegations of inadequate disclosure; (b) that the consideration Leucadia is offering WilTel stockholders is inadequate; and (c) that Leucadia is acting to further its own interests at the expense of WilTel stockholders.

    Among other remedies, the complaints seek to enjoin completion of the offer and merger or, alternatively, damages in an unspecified amount and attorneys' fees and rescission in the event that proposed transaction occurs. Leucadia believes the complaints to be without merit. We will make publicly available, to the extent required by applicable law, any material updates to the information disclosed regarding these complaints.

    On October 15, 2003, subject to approval from directors and officers insurance carriers, the parties in these litigations reached an agreement in principle to settle the litigation based upon increased disclosure in this tender offer and WilTel's Schedule 14D-9. The proposed settlement is subject to numerous conditions, including the consummation of the tender offer and merger, the drafting and execution of a formal settlement agreement, and final approval of the settlement by the New York courts. Plaintiffs' counsel intend to apply to the New York courts for an award of attorneys' fees and reimbursement of expenses in an amount not yet agreed upon by the parties.

    If any of the conditions to the proposed settlement do not occur, the litigation could proceed and plaintiffs could seek the relief sought in their complaints.

    The information contained in the Offer to Exchange, as amended, is incorporated herein by reference in its entirety.

ITEM 9. EXHIBITS

EXHIBIT NO.                      DESCRIPTION OF EXHIBIT
-----------                      ----------------------
(a)(1)**      Offer to Exchange, dated September 3, 2003.
(a)(2)**      Letter of Transmittal.
(a)(3)**      Letter from Jeff K. Storey to the stockholders of WilTel
              Communications Group, Inc.
(a)(4)**      Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.
(a)(5)**      Letter to Clients for Use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.
(a)(6)**      Form of Guidelines for Certification of Taxpayer
              Identification Number on Substitute Form W-9.
(a)(7)**      Text of press release issued by WilTel Communications Group,
              Inc. and Leucadia National Corporation, dated August 21,
              2003.
(a)(8)**      Opinion of J.P. Morgan Securities Inc. dated August 21,
              2003.
(a)(9)**      Text of press release issued by Leucadia and WilTel
              announcing the commencement of the offer.
(e)(1)**      Agreement and Plan of Merger, dated as of August 21, 2003, by and among WilTel Communications Group, Inc., Leucadia
              National Corporation and Wrangler Acquisition Corp.
(e)(2)**      Information Concerning Actual or Potential Conflicts of
              Interest (Excerpts from WilTel's Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
(e)(3)**      Stockholders Agreement, dated as of October 15, 2002,
              between Leucadia and WilTel (initially filed as
              Exhibit 99.6 to the Current Report on Form 8-K filed by
              WilTel on October 24, 2002).
(e)(4)**      Sleeper v. WilTel Communications Group, Inc. et al (Case No.
              CJ 2003 03163).
(e)(5)**      Guy v. WilTel Communications Group, Inc. et al (Case No.
              A467773).
(e)(6)**      Merullo v. WilTel Communications Group, Inc. et al (Case No.
              6467774).
(e)(7)**      Guerra v. WilTel Communications Group, Inc. et al (Case No.
              A467738).
(e)(8)**      Gottdeiner v. WilTel Communications Group, Inc. et al (Case
              No. A467700).
(e)(9)**      Provorny v. Leucadia National Corporation et al (Index No.
              03-109061).
(e)(10)**     Hersch v. WilTel Communications Group, Inc. et al (Case No.
              CV03 03220).
(e)(11)***    Hersch v. WilTel Communications Group, Inc. et al (Case
              No. CV03 03220) (Amended Complaint).
(e)(12)**     Betty Guy v. WilTel Communications Group, Inc., et al (Index
              No. 03-115368).
(e)(13)*      Amendment to Stockholders Agreement, effective as of
              August 21, 2003, between Leucadia and WilTel.

---------

  * Incorporated by reference to Leucadia's Schedule TO-T\A filed with the Securities and Exchange Commission by Leucadia National Corporation on October 16, 2003.

 ** Previously filed.

*** Filed herewith.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          WILTEL COMMUNICATIONS GROUP, INC.



                                          By:         /S/ JEFF K. STOREY
                                              ..................................
                                                       JEFF K. STOREY
                                                     PRESIDENT AND CHIEF
                                                      EXECUTIVE OFFICER

Dated: October 21, 2003

                                 EXHIBIT INDEX

EXHIBIT NO.                      DESCRIPTION OF EXHIBIT
-----------                      ----------------------
(a)(1)**      Offer to Exchange, dated September 3, 2003.
(a)(2)**      Letter of Transmittal.
(a)(3)**      Letter from Jeff K. Storey to the stockholders of WilTel
              Communications Group, Inc.
(a)(4)**      Letter to Brokers, Dealers, Commercial Banks, Trust
              Companies and Other Nominees.
(a)(5)**      Letter to Clients for Use by Brokers, Dealers, Commercial
              Banks, Trust Companies and Other Nominees.
(a)(6)**      Form of Guidelines for Certification of Taxpayer
              Identification Number on Substitute Form W-9.
(a)(7)**      Text of press release issued by WilTel Communications Group,
              Inc. and Leucadia National Corporation, dated August 21,
              2003.
(a)(8)**      Opinion of J.P. Morgan Securities Inc. dated August 21,
              2003.
(a)(9)**      Text of press release issued by Leucadia and WilTel
              announcing the commencement of the offer.
(e)(1)**      Agreement and Plan of Merger, dated as of August 21, 2003, by and among WilTel Communications Group, Inc., Leucadia
              National Corporation and Wrangler Acquisition Corp.
(e)(2)**      Information Concerning Actual or Potential Conflicts of
              Interest (Excerpts from WilTel's Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
(e)(3)**      Stockholders Agreement, dated as of October 15, 2002,
              between Leucadia and WilTel (initially filed as
              Exhibit 99.6 to the Current Report on Form 8-K filed by
              WilTel on October 24, 2002).
(e)(4)**      Sleeper v. WilTel Communications Group, Inc. et al (Case No.
              CJ 2003 03163).
(e)(5)**      Guy v. WilTel Communications Group, Inc. et al (Case No.
              A467773).
(e)(6)**      Merullo v. WilTel Communications Group, Inc. et al (Case No.
              6467774).
(e)(7)**      Guerra v. WilTel Communications Group, Inc. et al (Case No.
              A467738).
(e)(8)**      Gottdeiner v. WilTel Communications Group, Inc. et al (Case
              No. A467700).
(e)(9)**      Provorny v. Leucadia National Corporation et al (Index No.
              03-109061).
(e)(10)**     Hersch v. WilTel Communications Group, Inc. et al (Case No.
              CV03 03220).
(e)(11)***    Hersch v. WilTel Communications Group, Inc. et al (Case No.
              CV03 03220) (Amended Complaint).
(e)(12)**     Betty Guy v. WilTel Communications Group, Inc., et al (Index
              No. 03-115368).
(e)(13)*      Amendment to Stockholders Agreement, effective as of
              August 21, 2003, between Leucadia and WilTel.

---------

  * Incorporated by reference to Leucadia's Schedule TO-T\A filed with the Securities and Exchange Commission by Leucadia National Corporation on October 16, 2003.

 ** Previously filed.

*** Filed herewith.

                                                                         ANNEX A

                             [JPMORGAN LOGO]

CONFIDENTIAL

                                                     August 21, 2003

The Special Committee of the Board of Directors
WILTEL COMMUNICATIONS GROUP, INC.
One Technology Center
Tulsa, OK 74103

The Board of Directors
WILTEL COMMUNICATIONS GROUP, INC.
One Technology Center
Tulsa, OK 74103

Members of the Special Committee and the Board of Directors:

    You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share ('Company Common Stock'), of WilTel Communications Group, Inc. (the 'Company'), other than the Merger Partner (as defined below) and its affiliates, of the Offer Consideration (as defined below) in the proposed Transaction (as defined below). Pursuant to the Agreement and Plan of Merger, dated as of August 21, 2003 (the 'Agreement'), among the Company, Leucadia National Corporation (the 'Merger Partner') and Wrangler Acquisition Corp. (the 'Merger Sub'), the Merger Partner will commence a registered exchange offer (the 'Offer') in which holders of shares of Company Common Stock, other than Leucadia and its subsidiaries, would be offered 0.4242 shares (the 'Exchange Ratio') of the Merger Partner common stock, par value $1.00 per share (the 'Merger Partner Common Stock'), and one Contingent Sale Right, as described in the Agreement (a 'CSR' and, together with the Exchange Ratio, the 'Offer Consideration'), for each share of Company Common Stock, and following the consummation of the Offer, Merger Sub will merge with and into the Company (the 'Merger' and together with the Offer, the 'Transaction') and the Company will become a wholly-owned subsidiary of the Merger Partner, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Merger Partner and its affiliates, will be converted into the right to receive the Offer Consideration. The Offer will have a non-waivable condition that the holders of at least a majority of the shares of Common Stock that are not beneficially owned by the Merger Partner have tendered and not withdrawn their shares (the 'Minimum Condition').

    In arriving at our opinion, we have (i) reviewed the Agreement and the Stockholders Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) reviewed certain publicly available business and financial information concerning the Merger Partner; (iv) compared the proposed financial terms of the proposed Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received in such transactions; (v) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant; (vi) reviewed the current and historical market prices of the Company Common Stock, the Merger Partner Common Stock and certain publicly traded securities of such other companies;
(vii) reviewed certain internal financial analyses and forecasts prepared by the managements of the Company and the Merger Partner relating to their respective businesses; and (viii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

    In addition, we have held discussions with certain members of the management of the Company and the Merger Partner with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Merger Partner, the financial condition and future prospects and operations of the Company and the Merger Partner, and certain other matters we believed necessary or appropriate to our inquiry.

    In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and the Merger Partner or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Merger Partner to which such analyses or forecasts relate. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

    Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the holders of the Company Common Stock, other than the Merger Partner and its affiliates, of the Offer Consideration in the proposed Transaction and we express no opinion as to the underlying decision of the Special Committee or the Board of Directors to engage in the proposed Transaction. We are expressing no opinion herein as to the price at which the Company Common Stock or Merger Partner Common Stock will trade at any future time.

    We have acted as financial advisor to the Special Committee of the Board of Directors with respect to the proposed Transaction and will receive a fee from the Company for our services whether or not the proposed Transaction is consummated. Please be advised that we or our affiliates have, from time to time, provided financial services to the Company and the Merger Partner in the ordinary course of our businesses, including acting as a lender in a non-lead bank capacity to each of the Company and the Merger Partner. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

    On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Offer Consideration in the proposed Transaction is fair, from a financial point of view, to the holders of the Company Common Stock, other than the Merger Partner and its affiliates.

    This letter is directed to both the Special Committee and the Board of Directors of the Company in connection with and for the purposes of their evaluation of the proposed Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender in the Offer or how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any prospectus, solicitation/recommendation statement or proxy statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

                                                 Very truly yours,

                                                 /s/ J.P. MORGAN SECURITIES INC.

                                                 J.P. MORGAN SECURITIES INC.

                                                 GID number: 035423

                                                                         ANNEX B

EXCERPTS FROM WILTEL'S ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OVERVIEW OF THE CHAPTER 11 PROCEEDINGS

    On April 22, 2002, WCG and one of its subsidiaries, CG Austria, Inc. (collectively, the 'Debtors'), filed petitions for relief under chapter 11 of title 11 of the United States Code (the 'Bankruptcy Code') in the United States Bankruptcy Court for the Southern District of New York (the 'Bankruptcy Court'). On September 30, 2002, the Bankruptcy Court entered an order confirming the Second Amended Joint Chapter 11 Plan of Reorganization of the Debtors (the 'Plan'), which became effective on October 15, 2002 (the 'Effective Date').

    A copy of the Plan was filed as Exhibit A to Exhibit 99.2 to WCG's Current Report on Form 8-K, dated August 13, 2002. Modifications to the Plan were filed as Exhibit 99.3 to WCG's Current Report on Form 8-K, dated September 30, 2002 (the 'Confirmation Date 8-K'). A copy of the Confirmation Order was filed as
Exhibit 99.1 to the Confirmation Date 8-K. All such filings are incorporated herein by reference.

    Described below is a summary of certain significant agreements and important events that have occurred in and following the bankruptcy reorganization. The summary should be read in conjunction with and is qualified in its entirety by reference to the Plan and the material transaction documents discussed herein and made available as exhibits to WCG's and WilTel's public filings, including those filed with the SEC.

    Plan of Reorganization

    On September 30, 2002, the Bankruptcy Court approved and entered an order confirming the Plan, which had been proposed by the Debtors, the official committee of unsecured creditors (the 'Committee') and Leucadia National Corporation ('Leucadia'). The Plan was designed to meet the requirements of the Settlement Agreement (described in greater detail below) and the pre-petition Restructuring Agreement. By implementing both the Settlement Agreement and the Restructuring Agreement, the Plan allowed WCG to raise the $150 million new investment from Leucadia. That additional investment allowed WCG to further reduce its secured debt without sacrificing working capital (see below for a discussion of the Escrow Agreement and the ultimate release from escrow of the $150 million investment).

    Settlement Agreement

    On July 26, 2002, TWC, the Committee, and Leucadia entered into a settlement agreement (the 'Settlement Agreement') that provided for, among other things,
(a) the mutual release of each of the parties, (b) the purchase by Leucadia of TWC's unsecured claims against WCG (approximately $2.35 billion face amount) for $180 million, (c) the satisfaction of such TWC claims and a $150 million investment in the Company by Leucadia in exchange for 44% of the outstanding WilTel common stock, and (d) modification of WCG's sale and subsequent leaseback transaction covering the WCG headquarters building and modification of the TWC Continuing Contracts (as defined in the Settlement Agreement). An order approving the Settlement Agreement was issued on August 23, 2002.

    Transactions on the Effective Date

    On the Effective Date, pursuant to the Plan and the confirmation order, WilTel emerged as the successor to WCG and issued an aggregate of 22,000,000 shares of WilTel common stock to Leucadia and an aggregate of 27,000,000 shares of WilTel common stock to a grantor trust (the 'Residual Trust') among WCG, WilTel, and Wilmington Trust Corporation, as trustee (the 'Residual Trustee') on behalf of certain creditors of WCG. An additional 1,000,000 shares of

WilTel common stock were issued to WCG in connection with a 'channeling injunction' that could potentially benefit securities holders involved in a class action proceeding against WCG.

    WilTel issued shares of its common stock to Leucadia under the Plan in two distributions. First, pursuant to a Purchase and Sale Agreement, dated as of July 26, 2002, between Leucadia and TWC (amended on October 15, 2002), Leucadia acquired from TWC certain claims that TWC had against WCG (the 'TWC Assigned Claims') for a purchase price of $180 million paid in the form of a letter of credit issued by Fleet Bank (the 'TWC Letter of Credit') and WilTel issued 11,775,000 shares of its common stock to Leucadia in satisfaction of such claims in accordance with the Plan.

    Second, pursuant to an Investment Agreement by and among Leucadia, WCG, and WCL, dated as of July 26, 2002 (amended on October 15, 2002), on the Effective Date Leucadia invested $150 million in the Company in exchange for 10,225,000 shares of WilTel common stock (the 'New Investment'). Leucadia paid $1,000 of the purchase price in cash to WilTel and delivered the remainder, in the form of a letter of credit issued by JP Morgan Chase Bank (the 'Company Letter of Credit').

    Leucadia delivered the TWC Letter of Credit and the Company Letter of Credit into an escrow account established pursuant to an Escrow Agreement (the 'Escrow Agreement') dated as of October 15, 2002, among the Company, Leucadia, TWC, and The Bank of New York as Escrow Agent. The Escrow Agreement provided for the release of the Letters of Credit (and documents related to the Real Property Purchase and Sale Agreement) upon receipt, prior to February 28, 2003, of approval from the FCC for the transfer of control to the Company of the licenses that had been temporarily issued to WCL prior to the Effective Date. Failure to obtain FCC approval by February 28, 2003, in accordance with the terms of the Escrow Agreement would have resulted in an 'unwind' of the New Investment and the purchase of the TWC Assigned Claims. However, following receipt of the FCC approval on November 25, 2002, the proceeds of the Company Letter of Credit were paid to the Escrow Agent for disbursement to the Company in accordance with the terms of the Escrow Agreement, and the proceeds of the TWC Letter of Credit were paid to the Escrow Agent for disbursement to TWC and the Real Estate Property Purchase and Sale Agreement documents were released from escrow.

    Capitalization, Corporate Governance, and Leucadia Agreements

    Pursuant to the Plan and a Stockholders Agreement, dated October 15, 2002, between Leucadia and the Company (the 'Stockholders Agreement'), the Company's Board of Directors is comprised of four members designated by Leucadia -- Ian M. Cumming, Alan J. Hirschfield, Jeffrey C. Keil and Joseph S. Steinberg; four members designated by the Official Committee of Unsecured Creditors of WCG -- J. Patrick Collins, William H. Cunningham, Michael Diament and Michael P. Ressner; and the Chief Executive Officer of the Company, Jeff K. Storey, who was elected as Chief Executive Officer of the Company and became a member of the Board of Directors on October 31, 2002. Pursuant to the Stockholders Agreement, so long as Leucadia beneficially owns at least 20% of the outstanding common stock of WilTel, it will be entitled to nominate four members of the Board of Directors. If Leucadia beneficially owns less than 20% but more than 10% of the outstanding common stock of WilTel, it will be entitled to nominate one member to the Board of Directors. In addition, the Stockholders Agreement provides that, until October 15, 2004, Leucadia will vote all of its shares of WilTel common stock in favor of Committee designees to the Board. Until October 15, 2004, any replacement of a Committee designee will occur through a nominating process detailed at Section 3.4 of the Stockholders Agreement.

    Pursuant to the Stockholders Agreement, for a period of five years from the Effective Date of the Plan, Leucadia may not acquire or agree to acquire any of the Company's securities except (a) with prior approval by a majority of the members of the Board of Directors that are independent or by holders of a majority of the Company voting securities that are not owned by Leucadia voting together as a single class, (b) in connection with certain other acquisitions, so long as Leucadia would not hold in excess of 49% of the Company's voting securities following such acquisition or (c) a Permitted Investor Tender Offer (as defined in the Stockholders Agreement).

    The WilTel articles of incorporation (the 'Charter') provide that 200 million shares of common stock are authorized for issuance (of which 50 million shares were issued under the Plan and are outstanding), and 100 million shares of preferred stock are authorized for issuance (of which no shares are issued and outstanding).

    Leucadia has entered into a Registration Rights Agreement with the Company by which the Company has granted Leucadia certain rights to obligate the Company to register for sale under the Securities Act of 1933, the shares owned by Leucadia or its affiliates, including the shares issued pursuant to the Plan.

    Leucadia and the Company have entered into a Stockholder Rights and Co-Sale Agreement (the 'Co-Sale Agreement') by which, among other things, certain WilTel holders (any of the approximately 2,500 holders who submitted an affidavit within 90 days after the Effective Date, or their Permitted Transferee under the Co-Sale Agreement, who maintain beneficial ownership of at least 100 shares of common stock received pursuant to the Plan) will be eligible to participate in
(i) issuances of Securities (as defined in the Co-Sale Agreement) to Leucadia until the fifth anniversary of the Effective Date and (ii) any transfer (other than transfers to affiliates of Leucadia and Exempt Transactions (as defined in the Co-Sale Agreement)) by Leucadia of shares of WilTel common stock representing 33% or more of the WilTel common stock outstanding. In addition, two such holders each paid $25,000 to the Company (with the submission of the affidavit referred to above) to be eligible to participate in proposed issuances or actual issuances of Other Securities (as defined in the Co-Sale Agreement) to Leucadia until the fifth anniversary of the Effective Date.

    The 'Five-Percent Limitation' on Stock Ownership

    As required by the Plan, the Charter imposes certain restrictions on the transfer of 'Corporation Securities' (as defined in the Charter, including common stock, preferred stock, and certain other interests) with respect to persons who are, or become, five-percent shareholders of the Company, as determined in accordance with applicable tax laws and regulations (the 'Five-percent Ownership Limitation'). The Five-percent Ownership Limitation provides that any transfer of, or agreement to transfer, Corporation Securities prior to the end of the effectiveness of the restriction (as described below) shall be prohibited if either (y) the transferor holds five percent or more of the total fair market value of the Corporation Securities (a 'Five-percent Shareholder') or (z) to the extent that, as a result of such transfer (or any series of transfers of which such transfer is a part), either (1) any person or group of persons shall become a Five-percent Shareholder, or (2) the holdings of any Five-percent Shareholder shall be increased, excluding issuances of WilTel common stock under the Plan and certain other enumerated exceptions. Each certificate representing shares of WilTel common stock bears a legend that re-states the applicable provisions of the Charter.

    The Five-percent Ownership Limitation will not apply to: (i) certain transactions approved by the WilTel Board, (ii) an acquisition by Leucadia of shares of the Corporation Securities that, as a percentage of the total shares outstanding, is not greater than the difference between 49% and the percentage of the total shares outstanding acquired by Leucadia or any of its subsidiaries in the Plan, plus any additional Corporation Securities acquired by Leucadia and its subsidiaries, and (iii) certain other transactions specified in the Charter if, prior to the transaction, the WilTel Board or a duly authorized committee thereof determines in good faith upon request of the transferor or transferee that the transaction meets certain specified criteria.

    Additional Effective Date Transactions

    In addition, the following transactions, among others, occurred on the Effective Date pursuant to the Plan (capitalized terms used but not defined herein have the meaning ascribed to them in the Plan):

     All of the Restated Credit Documents were executed and delivered and became effective, and $350 million was paid to the Lenders thereunder.

     Each of the transactions that comprise the TWC Settlement occurred or were implemented and became binding and effective in all respects (subject to the Escrow Agreement), including:

         documents to effect the sale by Williams Headquarters Building Company of the Building Purchase Assets to WTC pursuant to the Real Property Purchase and Sale Agreement were deposited into escrow with The Bank of New York, as Escrow Agent, and subsequently delivered when the $330 million proceeds of the Leucadia New Investment and purchase of TWC Assigned Claims were released to the Company and TWC, respectively, pursuant to the terms of the Escrow Agreement;

         all of the releases contemplated by the TWC Settlement became binding and effective, including releases whereby WCG, WCG's current and former directors and officers, and the Committee released TWC and its current and former directors, officers, and agents; in addition, TWC released WCG and WCG's current and former directors and officers, including the claims that TWC had alleged against WCG's non-debtor subsidiaries; and

         all other transactions contemplated under the TWC Settlement were consummated.

         As contemplated by the Settlement Agreement, the confirmation order provided an injunction with respect to (a) channeling all personal claims of WCG's unsecured creditors against TWC and deeming them satisfied from the consideration provided by TWC under the Settlement Agreement; and (b) channeling all remaining securities actions against WCG's officers and directors to a 'fund' consisting of up to 2% of WilTel's common stock and the right to collect under WCG's director and officer liability insurance policies.

         Pursuant to the Settlement Agreement, TWC transferred to WCG all of its rights in the 'WilTel' and 'WilTel Turns Up Worldwide' marks, and in exchange WCG agreed to amend the term of the Trademark License Agreement, dated April 23, 2001, between TWC and WCG, to two years following the Effective Date, at which time the Company would no longer have the right to use the 'Williams' mark, the 'Williams Communications' mark, and certain other 'Williams' related marks. The transfer of these rights was effectuated through an Assignment of Rights Agreement between Williams Information Services Corporation ('WISC') and WCL pursuant to which WISC agreed to grant, sell, and convey to WCL all of its right, title, and interest in the United States and Canada to the trademarks 'WilTel' and 'WilTel Turns Up Worldwide.'

         WCG has various administrative service and support contracts with TWC. The Settlement Agreement provides for the continuation of only those contracts between WCG and the TWC entities that WCG views as favorable (the 'TWC Continuing Contracts'), as well as modification to certain of those TWC Continuing Contracts to waive any rights to an unfavorable alteration of contract terms due to the New Investment or the transactions contemplated by the Plan.

         All other payments, deliveries and other distributions to be made pursuant to the Plan or the Restated Credit Documents on or as soon as practicable after the Effective Date were made or duly provided for.

CORPORATE GOVERNANCE AND MANAGEMENT CHANGES

    Pursuant to the Plan, the Company has a new, nine member Board of Directors. Leucadia and the Official Committee of Unsecured Creditors of WCG each designated four members, while the ninth seat was allocated to the Chief Executive Officer. As of October 31, 2002, Jeff K. Storey was elected as Chief Executive Officer of the Company. In addition, upon emergence from the chapter 11 proceedings, the officer positions titled Chief Financial and Corporate Services Officer and Chief Operating Officer positions were eliminated, and the officer positions titled Principal Financial Officer, General Counsel and Treasurer positions were replaced (see Item 10 of the Form 10-K Report).

RELATED PARTY TRANSACTIONS

    Transactions with Former Executive Officers

    As part of the spin-off from TWC, WCG inherited a long-established loan program from TWC under which TWC extended loans to its executives to purchase TWC stock (the 'Executive Loans'). At the time of the spin-off, six WCG executives had outstanding loans with TWC, and as part of the spin-off, the Executive Loans were transferred to WCG. As of December 31, 2001, the outstanding balance of these loans were $19.9 million, all which were considered long-term receivables.

    Effective December 31, 2001, the Compensation Committee of the Board of Directors of WCG established a program to award annual retention bonuses over a period of five years in the aggregate amount of $13 million to certain executives to be applied, after deduction of applicable withholding taxes, solely against their respective outstanding principal loan balances. The agreements executed under this program were subsequently amended in conjunction with the Plan.

    Under the amended retention bonus agreements, the Company reimbursed interest payments owed by the WCG executives as of January 1, 2002. In addition, the Company became responsible for paying all taxes, limited to an aggregate total of $20 million, associated with interest and principal payments under the retention bonus agreements, as well as any taxes incurred as a result of the payment of taxes by the Company. Under a separate amendment, all retention bonus payments vested upon consummation of the transactions included in the Plan, but still are to be paid out over the first through fourth anniversaries of the Effective Date, unless accelerated as a result of death or disability of the payee. Any officers who were parties to retention bonus agreements were not eligible to participate in the Company's otherwise applicable change in control severance plan. The Company recorded an expense of $23.3 million for the ten months ended October 31, 2002 related to the retention bonus agreements, $10.4 million of this expense was recorded to selling, general and administrative expense for costs prior to WCG commencing chapter 11 proceedings and the remaining $12.9 million was recorded to reorganization expense for costs after WCG commenced chapter 11 proceedings. As of December 31, 2002, the Company has accrued liabilities of $2.3 million and other long-term liabilities of $5.9 million representing taxes to be paid by the Company related to the retention bonus agreements.

    The Company also recorded $12.1 million to reorganization expense for the ten months ended October 31, 2002 related to an employee incentive program that was adopted to retain employees during the Company's restructuring process, of which $3.9 million and $0.7 million related to former officers of the Company and current officers of the Company, respectively. As of December 31, 2002, the Company had accrued liabilities related to the employee incentive program of $2.8 million and $0.6 million for former officers and current officers of the Company, respectively.

    Leucadia

    On November 27, 2002, WilTel entered into a one-year Restructuring Services Agreement with Leucadia effective as of October 16, 2002. Under the terms of this agreement, Leucadia provides restructuring advice to WilTel with respect to management, operations, future business opportunities, and other matters to be mutually determined between Leucadia and WilTel. Leucadia does not receive any compensation for its services rendered under this agreement, but is reimbursed for all expenses incurred in connection with its performance under the agreement.

DIRECTORS AND EXECUTIVE OFFICERS

    The term of each director expires at the Company's annual stockholders' meeting in 2003. Unless otherwise indicated, all directors have held office since October 15, 2002. The Stockholders Agreement between the Company and Leucadia includes obligations between those parties that impact the nomination and election of directors (see Item 1(d) 'Other Information -- Overview of the Chapter 11 Case -- Capitalization, Corporate Governance, and Leucadia Agreements').

Jeff K. Storey, Age 42

    Director since October 31, 2002. Mr. Storey has served as President and CEO of the Company since October 31, 2002. He served as Vice President and General Manager of Operations from May 2002 until October 2002 and Senior Vice President of Operations from September 2000 until July 2002, during which time he was responsible for all network operations of the Company. From January 2000 to September 2000 he served the Company as Vice President of Local Access, responsible for developing and implementing the Company's access strategy. From May 1999 until January 2000 he was Executive Director of the Company's voice services. Before joining the Company in 1999, he was Vice President of Commercial Services for Cox Communications from March 1998 until May 1999. From 1994 until 1998 he served as Vice President and General Manager for Cox Fibernet.

John Patrick Collins, Age 60

    Mr. Collins is an attorney and private investor and, since 1995, has been CEO and Managing Director of Collins & McIlhenny, Inc., an NASD member firm formed to provide private capital placement and financial advisory services to small and middle market oil and gas producers. Prior thereto (1982 - 1993), Mr. Collins was Chairman of the Board and CEO of Plains Resources Inc., a publicly traded oil & gas company. Mr. Collins is also a director of the Oklahoma Independent Petroleum Association.

Ian M. Cumming, Age 62

    Mr. Cumming is Chairman of the Board of the Company and from October 15, 2002, through October 30, 2002, served as interim President and CEO of the Company. Mr. Cumming has served as Chairman of the Board of Leucadia since June 1978. Mr. Cumming is a director of Allcity Insurance Company, a property and casualty insurer, and MK Gold Company, an international mining company, both subsidiaries of Leucadia. Mr. Cumming is also Chairman of the Board of The FINOVA Group Inc., a middle market lender in which Leucadia holds an indirect 25 percent equity interest and a director of Skywest, Inc., a Utah-based regional air carrier. He is also a director of HomeFed Corporation, a publicly held real estate development company, in which Leucadia has an approximate 30 percent equity interest and Carmike Cinemas, Inc., a publicly held motion picture exhibitor in the United States, in which Leucadia has an approximate 11 percent equity interest.

William H. Cunningham, Age 59

    Mr. Cunningham is a professor of marketing at The University of Texas at Austin. From 1992 until June 2000 he served as Chancellor (CEO) of The University of Texas System. Mr. Cunningham serves as a director for the following companies: Jefferson-Pilot Corporation; Southwest Airlines; Introgen Therapeutics; and LIN Television. Mr. Cunningham served as President and CEO from December 2000 until September 2001 of IBT Technologies, a privately held e-learning start-up company that filed a Chapter 7 petition for bankruptcy on December 17, 2001, and is currently being liquidated. He also served that company as chairman of the board from January 2000 until December 17, 2001.

Michael Diament, Age 34

    Mr. Diament is a portfolio manager and director of bankruptcies and restructurings for Renegade Swish, LLC, an investment management firm and affiliate of Acme Widget, LP, at which Mr. Diament held a similar position from January 2001 through December 2002. From February 2000 until January 2001 he was a senior research analyst for Sandell Asset Management, an investment management firm. Mr. Diament served as Vice President of Havens Advisors, an investment management firm, from July 1998 until January 2000.

Alan J. Hirschfield, Age 67

    Mr. Hirschfield is a private investor. From 1992 until 2000, he served as Co-CEO of Data Broadcasting Corporation, now Interactive Data Corporation, a global provider of financial and business information to institutional and retail investors, following a merger completed in February 2000. Mr. Hirschfield is a director of Interactive Data Corporation (formerly Data Broadcasting Corporation), Cantel Medical Corporation, J Net Enterprises Inc., and Carmike Cinemas, Inc.

Jeffrey C. Keil, Age 59

    Mr. Keil has served as President and CEO of Ellesse, LLC, an advisory company, since July 2001. From January 1998 through June 2001 he served as chairman of the executive committee of International Real Returns, LLC, an advisory company. From 1996 until January 1998 Mr. Keil was a general partner with Keil Investment Partners, a private fund that invested in the financial sector in Israel. He is a director of Anthracite Capital, Inc., a real estate investment trust.

Michael P. Ressner, Age 54

    Mr. Ressner served as a senior finance executive for Nortel Networks, Inc., a global Internet and communications company, from 1981 to 2002, including Vice President and General Manager from 2000 to 2001; Vice President of Finance from 1999 to 2000; and Vice President of Finance and CFO of two business units from 1994 until 1998. He is also a director for Entrust, Inc., a global provider of Internet security services.

Joseph S. Steinberg, Age 59

    Mr. Steinberg has served as a director of Leucadia since December 1978 and as President of Leucadia since January 1979. Mr. Steinberg is President and director of The FINOVA Group Inc. He is also a director of White Mountains Insurance Group, Ltd, a publicly traded insurance holding company in which Leucadia has less than a 5 percent equity interest. He is a director of MK Gold Company and Jordan Industries, Inc., a public company that owns and manages manufacturing companies, in which Leucadia has an approximate 10 percent equity interest. Mr. Steinberg is chairman of HomeFed Corporation and a director of Allcity Insurance Company.

Candice L. Cheeseman, Age 47

    Ms. Cheeseman is General Counsel and Secretary and has served in that capacity since December 10, 2002. From January 1999 until December 2002, Ms. Cheeseman held various positions within the Company's legal department, including senior counsel for Williams Communications Solutions. Prior to joining the Company in 1999, she was senior attorney for Marriott International.

Mardi Ford de Verges, Age 49

    Ms. de Verges is Vice President and Treasurer and has served in that capacity since December 10, 2002. She has held various finance and management positions since joining the Company in June 2000. From 1989 until June 2000 she held various management and finance positions with CITGO Petroleum Corporation.

Ken Kinnear, Age 41

    Mr. Kinnear, a certified public accountant, is Vice President and Controller of WilTel and has served in that capacity since December 10, 2002. Mr. Kinnear has responsibility as the Company's Principal Financial Officer and Chief Accounting Officer. From May 18, 2000, until December 2002, he served as Vice President, Controller, and Chief Accounting Officer of WCG, and served as Director of Accounting and Reporting from 1998 to May 2000.

H. E. Scruggs, Age 45

    Mr. Scruggs is Senior Vice President -- Corporate of WilTel, and has held that position since October 15, 2002. Mr. Scruggs is a Vice President of Leucadia and has served in that capacity since August 2002, as well as from March 2000 until January 2002. Mr. Scruggs has also served as an officer of various subsidiaries of Leucadia since 1995.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers, and persons who beneficially own more than 10 percent of the Company's stock to file certain reports with the SEC concerning their beneficial ownership of the Company's equity securities. The SEC regulations also require that a copy of all such Section 16(a) forms filed be furnished to the Company by the executive officers, directors, and greater than 10 percent stockholders. Based solely upon on a review of the copies of the forms furnished to us and written representations from our executive officers, directors and greater than 10 percent stockholders, we believe that during the year ended December 31, 2002, all persons subject to the reporting requirements of Section 16(a) filed the required reports on a timely basis, except as follows: H. Brian Thompson, director of WCG until October 15, 2002, filed an amended Form 5 for 2001 on May 21, 2002, to report the purchase of 50,000 shares of the Class A Common Stock of WCG on October 1, 1999. This transaction should have been reported on an October 1999 Form 4. Additionally, Mr. Thompson's amended Form 5 for 2001 reported the November 10, 2001, purchase of 2,000 shares of the Class A Common Stock of WCG held indirectly in trust for his granddaughter, for which he disclaimed beneficial ownership. This transaction should have been reported on a November 2001 Form 4. On February 10, 2003, former WCG director and CEO Howard E. Janzen filed a Form 5 for 2002 to report holdings of 4,871 shares of WilTel's common stock that should have been reported on a Form 3 within ten days of October 15, 2002, the Effective Date of the Plan. Mr. Janzen's resignation as director of WilTel was effective as of October 16, 2002, thus he was subject to Section 16 on October 15, 2002. As of October 16, 2002, Mr. Janzen was no longer subject to Section 16.

EXECUTIVE COMPENSATION
SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

    The following table provides certain summary information concerning compensation of WilTel's current and former Chief Executive Officers, the former Chief Executive Officer of WCG, and each of the five other most highly compensated executive officers of WilTel or WCG for the three fiscal years ended December 31, 2002.

                           SUMMARY COMPENSATION TABLE

                                     ANNUAL COMPENSATION        LONG-TERM COMPENSATION
                                 ----------------------------   -----------------------
                                                                RESTRICTED      STOCK
                                                                   STOCK       OPTION
                                                   BONUS (YR.   AWARDS (YR.    SHARES      ALL OTHER
  NAME AND PRINCIPAL POSITION    YEAR    SALARY    EARNED)(1)   EARNED)(2)     WCG(3)     COMPENSATION
  ---------------------------    ----    ------    ----------   ----------     ------     ------------

JEFF K. STOREY ................  2002   $270,288    $  1,000            0             0   $   520,690(4)
  WilTel President and Chief
  Executive Officer (since
  October 31, 2002)

KEN KINNEAR ...................  2002   $160,961    $  1,000            0             0   $    90,860(4)
  Vice President and Controller
  (since December 10, 2002)

MARDI FORD DE VERGES ..........  2002   $150,350    $  1,000            0             0   $    84,695(4)
  Vice President and Treasurer
  (since December 10, 2002)

CANDICE L. CHEESEMAN ..........  2002   $123,784    $  1,000            0             0   $    66,425(4)
  General Counsel and Secretary
  (since December 10, 2002)
FORMER OFFICERS:

IAN M CUMMING(5) ..............  2002          0           0            0             0   $         0
  Interim President and Chief
  Executive Officer (from
  October 16, 2002 -- October
  31, 2002)

HOWARD E. JANZEN ..............  2002   $416,000    $  1,000            0             0   $12,924,098(6)
  Chairman of the Board,         2001   $520,000           0     $269,200       868,095   $    10,200(7)
  President and Chief Executive  2000   $500,000    $446,393            0       100,000   $    11,466(7)
  Officer (until October 16,
  2002)

SCOTT E. SCHUBERT .............  2002   $320,000    $  1,000            0             0   $ 8,352,569(6)
  Chief Financial and Corporate  2001   $320,000    $ 53,198     $ 53,198       196,513   $    10,200(7)
  Services Officer (until        2000   $272,961    $107,727     $385,000        81,800   $    11,466(7)
  December 10, 2002)

FRANK M. SEMPLE ...............  2002   $322,320    $  1,000            0             0   $ 4,447,571(6)
  Chief Operating Officer        2001   $322,320    $ 56,574     $216,306     1,331,130   $    10,200(7)
  (until November 1, 2002)       2000   $300,000    $169,963     $985,017       125,000   $    11,466(7)

---------

(1) Each named executive officer was awarded $1,000 in 2002 as part of the All Employee Bonus Plan. 2001 amounts exclude that portion of the 2001 executive incentive compensation program award that was paid in deferred share awards. Half of the 2001 award was paid in cash and the other half was paid in deferred share awards of WCG stock. Deferred share awards are reported in the Restricted Stock Awards column. Pursuant to the Confirmation Order (see
    Item 1(d) 'Other Information -- Overview of the Chapter 11 Proceedings', above) all equity interests in WCG, including WCG Common Stock, were cancelled as of the Effective Date (October 15, 2002) and thus have no monetary value as of that date.
                                              (footnotes continued on next page)

(footnotes continued from previous page)

(2) Amounts reported in this column consist of (a) the dollar value as of the date of grant of WCG's deferred share awards under the terms of WCG's 1999 Stock Plan (a WCG incentive compensation plan that permitted the grant of, among other things, stock options and deferred stock; this plan is no longer in effect pursuant to the cancellation of all equity interests in WCG as of the Effective Date) and (b) the value of awards granted pursuant to a then existing executive incentive compensation program at the time of grant. Half of the awards under the executive incentive compensation program were converted to WCG stock using the closing price of WCG stock on the date of grant for awards made in 2001 as follows: Mr. Janzen -- 213,651 shares valued at $1.26 per share; Mr. Schubert -- 42,221 shares valued at $1.26 per share; Mr. Semple -- 44,901 shares valued at $1.26 per share. For Mr. Semple, amount in 2001 also consists of the dollar value of deferred share awards of WCG stock under an executive incentive compensation program for prior years (1994, 1996, 1997, and 1998 respectively) which were converted from TWC stock to WCG stock on April 23, 2001, in each case, based on the price of TWC stock on the date of grant: 2,350 TWC shares converted to 23,556 shares of WCG stock which vested on December 2, 1997, valued at $0.9238 per share; 2,120 TWC shares converted to 21,250 shares of WCG stock which vested on December 31, 1999, valued at $2.0015 per share; 4,163 TWC shares converted to 41,729 shares of WCG stock which vested on January 22, 1998 valued at $2.2871 per share; and 1,283 TWC shares converted to 12,861 shares of WCG stock which vested on December 31, 2001, valued at $3.0453 per share. For fiscal year 2000, amounts consist of a deferred share award of 20,000 shares of WCG stock awarded for retention purposes on September 22, 2000, under WCG's 1999 Stock Plan to each of Messrs. Schubert and Semple, valued at $385,000, based on the closing price of WCG stock on the date of grant. For Mr. Semple, the 2000 amount also reflects a deferred share award of 17,329 shares of WCG stock on January 24, 2000 granted under the terms of WCG's 1999 Stock Plan with performance based vesting, valued at $34.625 per share (the closing price of WCG stock on the date of grant) (aggregate of $600,017). Pursuant to the Confirmation Order (see Item 1(d) 'Other Information -- Overview of the Chapter 11 Proceedings', above) all equity interests in WCG, including WCG Common Stock, were cancelled as of the Effective Date (October 15, 2002) and thus have no monetary value as of that date. No restricted stock awards for WilTel common stock were granted in 2002.

(3) No WilTel or WCG stock options were awarded in 2002. Mr. Janzen's options to purchase shares reflect 601,428 WCG options converted from options of TWC in the spin-off of WCG from TWC on April 23, 2001; 200,000 options awarded on April 24, 2001; and 66,667 options awarded on November 31, 2001. Mr. Schubert's options to purchase shares reflect 75,179 WCG options converted from TWC options at the spin-off of WCG from TWC on April 23, 2001; 88,000 options awarded on April 24, 2001, and 33,334 options awarded on November 30, 2001. Mr. Semple's options to purchase shares reflect 1,177,797 WCG options converted from TWC options at the spin-off of WCG from TWC on April 23, 2001; 120,000 options awarded on April 24, 2001, and 33,333 options awarded on November 30, 2001. As of October 15, 2002, all equity interests in WCG were cancelled and thus have no monetary value as of that date.

(4) Each named executive officer received a restructuring incentive award, each of which provided that 25 percent of the award be paid in 2002 and 75 percent of the award be paid in April 2003. The total restructuring incentive awards are as follows: Mr. Storey -- $510,000; Mr. Kinnear
     -- $80,000; Ms. de Verges -- $75,000; Ms. Cheeseman -- $58,452. Additional
    amounts represent contributions made by the Company to a defined contribution plan.

(5) Mr. Cumming served as Interim President and Chief Executive Officer and received no compensation from WilTel for such services. Mr. Cumming currently serves as Chairman of the Board.

(6) For Mr. Janzen, this amount consists of $11,012,323 pursuant to a retention bonus agreement including $4,875,486 as a tax gross-up, $780,000 restructuring incentive award, $1,041,775

                                              (footnotes continued on next page)

(footnotes continued from previous page)

    severance payment, $78,000 for unused paid-time-off and $12,000 in contributions made by the Company to a defined contribution plan. For Mr. Schubert, this amount consists of $7,860,569 pursuant to a retention bonus agreement including $3,480,110 as a tax gross-up, $480,000 restructuring incentive award, and $12,000 in contributions made by the Company to a defined contribution plan. For Mr. Semple, this amount consists of $3,952,091 pursuant to a retention bonus agreement including $1,749,709 as a tax gross-up, $483,480 restructuring incentive award, and $12,000 in contributions made by the Company to a defined contribution plan. Under the amended retention bonus agreements, any outstanding bonus amounts that remained at the time of the effective date of the Plan (October 15, 2002) will be paid out in four equal payments on each of the first through fourth anniversaries of the effective date. The restructuring incentive award was awarded to each executive officer listed above with the terms of such award providing that 25 percent of the award be paid in 2002 and 75 percent of the award be paid in April 2003. See 'Employment Agreements and Change in Control Severance Plan,' below for more information concerning agreements with each of Messrs. Janzen, Schubert, and Semple.

(7) Represents contributions made by the Company to a defined contribution plan.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

    No WilTel or WCG stock options were granted during fiscal year 2002.

OPTION EXERCISES AND FISCAL YEAR-END VALUES

    Pursuant to the Plan, all equity interests in WCG, including all stock options that were outstanding, were cancelled as of the Effective Date (October 15, 2002). Thus, WCG options are not exercisable and have no monetary value.

RETIREMENT PLAN

    Prior to January 1, 2001, eligible employees participated in the TWC Pension Plan. Effective January 1, 2001, eligible employees participate in the Williams Communications Pension Plan (the 'Pension Plan'). The Pension Plan is a noncontributory, tax-qualified defined benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended. The Pension Plan generally includes salaried employees who were employed before April 24, 2001, and who have completed one year of service. Executive officers participate in the Pension Plan on the same terms as other full-time employees.

    The Pension Plan is a cash balance pension plan. Account balances are credited with an annual employer contribution and quarterly interest allocations. Each year an employer contribution equal to a percentage of eligible compensation is allocated to an employee's pension account. Such percentage is based upon the employee's age according to the following table:

                                                                       PERCENTAGE OF ELIGIBLE
                                                                        PAY GREATER THAN THE
                                                   PERCENTAGE OF ALL    SOCIAL SECURITY WAGE
                       AGE                           ELIGIBLE PAY               BASE
                       ---                           ------------               ----
30 or younger....................................         4.5%                   +1%
30 - 39..........................................         6.0%                   +2%
40 - 49..........................................         8.0%                   +3%
50+..............................................        10.0%                   +5%

    For employees, including the executive officers named in the Summary Compensation Table, who were active employees and plan participants in the TWC Pension Plan on March 31, 1998, and April 1, 1998, and are now participants in the Pension Plan, the percentage of all eligible pay is increased by an amount equal to the sum of 0.3 percent multiplied by the participant's total years of service prior to March 31, 1998. Interest is credited to account balances quarterly at a rate determined annually in accordance with the terms of the plan. The normal retirement benefit is a monthly annuity based on an individual's account balance as of benefit commencement. The plan defines eligible compensation to include salary and bonuses. Normal retirement age is 65. Early retirement may begin as early as age 55. At retirement, employees are entitled to receive a single-life annuity or one of several optional forms of payment having an equivalent actuarial value to the single-life annuity.

    The Internal Revenue Code of 1986, as amended, currently limits the pension benefits that can be paid from a tax-qualified defined benefit plan, such as the pension plan, to highly compensated individuals. These limits prevent such individuals from receiving the full pension benefit based on the same formula as is applicable to other employees. As a result, the Company has adopted an unfunded supplemental retirement plan to provide a supplemental retirement benefit equal to the amount of such reduction to every employee, including the executive officers named in the Summary Compensation Table, whose benefit payable under the Pension Plan is reduced by Internal Revenue Code limitations.

    Total estimated annual benefits payable at normal retirement age (assuming continued service through normal retirement age for current officers and no future service for former officers) under the cash balance formula from both the tax qualified and the supplemental retirement plans are as follows:

Jeff K. Storey..............................................  $362,025
Ken Kinnear.................................................  $171,120
Mardi Ford de Verges........................................  $ 77,746
Candice L. Cheeseman........................................  $ 75,694
Howard E. Janzen............................................  $185,841
Scott E. Schubert...........................................  $ 23,978
Frank M. Semple.............................................  $111,201

COMPENSATION OF DIRECTORS

    Directors who are employees of the Company receive no additional compensation for service on the Board of Directors or Committees of the Board. Non-employee directors receive an annual retainer of $32,500 paid in quarterly installments in advance. The Chairman of the Audit Committee is paid an additional annual retainer of $5,000 payable quarterly at the same time as the Director annual retainer. Non-employee directors also receive $1,000 for each Board or committee meeting attended in person and $500 for each Board or committee meeting attended by teleconference. Each director is entitled to reimbursement for out-of-pocket expenses incurred for each meeting.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL SEVERANCE PLAN

    A consultation agreement between WilTel and Mr. Howard E. Janzen effective October 15, 2002, provides that, following Mr. Janzen's resignation as an officer, employee, and director of WilTel effective October 16, 2002, he will provide consultation services for Company matters that require his direct and immediate input. In exchange Mr. Janzen will receive $400,000 over the next four years to be paid in annual installments of $100,000 beginning October 2002 and ending October 2005. The agreement also provides for Mr. Janzen to retain all benefits and rights to which he was vested and entitled on the Effective Date of the Plan.

    An employment agreement between Williams Communications, LLC and Scott E. Schubert effective December 10, 2002, provides that Mr. Schubert will serve as a senior executive of WilTel (but not an executive officer) with no change to the compensation and benefits to which he is entitled, and that he will no longer serve as Chief Financial and Corporate Services Officer of WilTel. On or after June 27, 2003, Mr. Schubert's employment may be terminated immediately upon notice either by him or WilTel. In the event of such termination he will receive severance benefits equal to those that he would have been entitled to receive as Chief Financial and Corporate Services Officer under the Williams Communications Group, Inc. Severance Protection

Plan, as if his employment had involuntarily terminated due to Severance, as that term is defined in the plan. WilTel reserves the right to terminate Mr. Schubert's employment before June 27, 2003. In that event, he will receive the total compensation, benefits and severance he is entitled to under the Williams Communications Group, Inc. Severance Protection Plan totaling $637,909.74 in severance and other benefit costs, unless terminated for Cause, as defined in such plan. Mr. Schubert has tendered his resignation to be effective on April 1, 2003.

    An employment agreement between Williams Communications, LLC and Frank M. Semple effective November 1, 2002, provides that Mr. Semple will serve as a senior executive of WilTel (but not an executive officer) with no change to the compensation and benefits to which he is entitled, and that he will no longer serve as Chief Operating Officer of WilTel. On May 1, 2003, his employment may be terminated either by himself or by WilTel. In the event of such termination, he will receive severance benefits equal to those that he would have been entitled to receive as Chief Operating Officer under the Williams Communications Group, Inc. Severance Protection Plan, as if his employment had involuntarily terminated due to Severance, as that term is defined in the plan. WilTel reserves the right to terminate Mr. Semple's employment before May 1, 2003. In that event, he will receive the total compensation, benefits and severance he is entitled to under the Williams Communications Group, Inc. Severance Protection Plan totaling $485,404.74 in severance and other benefit costs, unless terminated for Cause, as defined in such plan.

    The Williams Communications Group, Inc. Severance Protection Plan provides severance benefits for employees who are terminated because of a reduction in force or job elimination and who are not participants in the Williams Communications Group, Inc. Change in Control Severance Protection Plan I or II. The severance benefit for the Chief Executive Officer is a lump sum payment equal to 200 percent of annual base salary. The severance benefit for the senior vice president level is a lump sum payment equal to 150 percent of the annual base salary, and for the vice president level a lump sum payment equal to 100 percent of the annual base salary. Pursuant to their agreements with WilTel outlined above, Mr. Janzen received, and Messrs. Schubert and Semple may receive, severance benefits under this plan.

    The Williams Communications Group, Inc. Change in Control Severance Protection Plan II provides severance benefits to eligible employees including the current WilTel executive officers listed by title in the Summary Compensation Table, except for the Chief Executive Officer, who is an eligible employee of Change in Control Severance Protection Plan I, below. A participant in Plan II is eligible for benefits in exchange for a release of claims against the Company and certain other agreements if, within two years following a change in control of WCG, his or her employment is terminated (i) involuntarily other than for Cause, death, Disability, or the Sale of a Business, or (ii) voluntarily for Good Reason, as each capitalized term is defined in this plan. Eligible employees are full-time or part-time regular employees at the time a 'Change in Control' occurs, as that term is defined in this plan. For the limited purpose of participation in this plan, a Change in Control as defined in the plan includes, among other things, an incidence of any person becoming the owner of 25 percent or more of the voting securities of the Company, as Leucadia did on October 15, 2002. The severance benefit provides a benefit that ranges from two weeks to 24 months of base salary plus target incentive. It also provides that the Company will pay an additional lump sum equivalent to a participant's applicable COBRA premium for the period of time for which a participant receives a severance benefit.

    The Williams Communications Group, Inc. Change in Control Severance Protection Plan I provides severance benefits to certain named employees including the current Chief Executive Officer of WilTel. This Plan provides severance benefits if, within two years following a Change in Control, as defined in this plan, the participant's employment is terminated (i) involuntarily other than for Cause, Disability, death, Retirement, or the Sale of a Business, or (ii) voluntarily for Good Reason, as each capitalized term is defined in this plan. For the limited purpose of participation in this plan, a Change in Control as defined in the plan includes, among other things, an incidence of any person becoming the owner of 25 percent or more of the voting securities of the Company, as Leucadia did on October 15, 2002. Eligible employees under this Plan are not eligible to participate in the Williams Communications Group, Inc. Severance Protection Plan or

Change in Control Severance Plan II described above. Eligible employees under this Plan who have waived their participation therein are eligible to participate in the Williams Communications Group, Inc. Severance Protection Plan described above.

    The Williams Communications, LLC Restructuring Incentive Plan (the 'Restructuring Incentive Plan') provided a retention incentive for designated employees who were determined by the WCG Board of Directors to be necessary to the success of the restructuring of the Company. Payments under the plan were contingent upon participants' employment on the Effective Date of the Plan. Participants in the Restructuring Incentive Plan entered into Restructuring Incentive Agreements with Williams Communications, LLC. Under the agreements, participants received 25 percent of the award following October 15, 2002, and will receive the balance in April 2003. The Restructuring Incentive Plan will automatically terminate when all payments have been made.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee is comprised of Messrs. Collins, Diament, Hirschfield, and Keil. No member of the Compensation Committee was an officer or employee of the Company or any of its subsidiaries during 2002. No member of the Compensation Committee is a former officer of the Company or any of its subsidiaries. No member of the Compensation Committee has a direct or indirect material interest in any transaction to which the Company or any of its subsidiaries was or is to be a party in which the amount involved exceeds $60,000. No member of the Compensation Committee is a director or executive officer of any business or entity with a material business relationship with the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

    The Company does not have any equity compensation plans.

    The following table sets forth the number of shares of WilTel common stock and the percentage represented by such number of each person who is known to the Company to own beneficially 5 percent or more of the Company's common stock as of February 28, 2003. Based upon a review of filings made with the SEC, the Company believes that no other person beneficially owns 5 percent or more of the Company's common stock.

                                                                           NUMBER OF    PERCENT
              TITLE OF CLASS                      NAME AND ADDRESS           SHARES     OF CLASS
              --------------                      ----------------           ------     --------
Common Stock..............................  Leucadia National Corporation  23,700,000     47.4%
                                            315 Park Avenue South
                                            New York, New York 10010

    The following table sets forth, as of February 13, 2003, the amount of common stock of the Company beneficially owned by each of the Company's directors, each of its executive officers named in the Summary Compensation Table, and by all directors and executive officers as a group. Unless otherwise indicated, each beneficial owner has sole voting and sole investment power with respect to their respective shares. In addition, unless otherwise indicated, the address of each beneficial owner named below is c/o WilTel Communications Group, Inc, One Technology Center, Tulsa, Oklahoma 74103.

                                                                  SHARES OF
                                                                 COMMON STOCK      PERCENT
                                                                OWNED DIRECTLY       OF
                NAME OF INDIVIDUAL OR GROUP                   OR INDIRECTLY (1)     CLASS
                ---------------------------                   -----------------     -----
Candice L. Cheeseman........................................          --             --
John Patrick Collins........................................         2,611           *
Ian M. Cumming (1)..........................................          --             --
William H. Cunningham.......................................          --             --
Mardi Ford de Verges........................................          --             --
Michael Diament.............................................          --             --
Alan J. Hirschfield.........................................          --             --
Howard E. Janzen (2)........................................         4,871           *
Jeffrey C. Keil.............................................          --             --
Ken Kinnear.................................................           104           *
Michael P. Ressner..........................................          --             --
Scott E. Schubert (3).......................................        14,425           *
H. E. Scruggs...............................................          --             --
Frank M. Semple (4).........................................          --             --
Joseph S. Steinberg (1).....................................          --             --
Jeff K. Storey..............................................          --             --
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (16
  PERSONS)..................................................        22,011(1)        *(1)

---------

(1) Although neither Mr. Cumming nor Mr. Steinberg directly owns any shares of the Company's common stock, by virtue of their ownership of approximately
    16.9 percent and 15.7 percent interests, respectively, in Leucadia (as of January 14, 2003), each may be deemed to be the indirect beneficial owner of shares of the Company's common stock beneficially owned by Leucadia. Mr. Cumming and Mr. Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of Leucadia. The business address of each of Mr. Cumming and Mr. Steinberg is c/o Leucadia National Corporation, 315 Park Avenue South, New York, NY 10010.

(2) Howard E. Janzen, former Chief Executive Officer, President, and Director of WCG resigned as an officer, employee, and director of WilTel as of October 16, 2002.

(3) As of December 10, 2002, Scott E. Schubert no longer held the office of Chief Financial and Corporate Services Officer of the Company. Mr. Schubert is currently a senior executive pursuant to an employment agreement with the Company as described in Item 11, above. Mr. Schubert has tendered his resignation as an employee to be effective April 1, 2003.

(4) As of November 1, 2002, Frank M. Semple no longer held the office of Chief Operating Officer of the Company. Mr. Semple is currently a senior executive pursuant to an employment agreement with the Company as described in Item 11, above.

    No director or officer beneficially owns any other equity securities of the Company or any of its subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

EXECUTIVE OFFICER LOANS

    In prior years, TWC granted loans to employees, primarily executive officers, including employees of WCG. In conjunction with the spin-off from TWC, WCG acquired the loans of six WCG officers totaling $19.9 million. In June and December 2001, all loans to each individual were combined, due dates were extended, and interest rates were adjusted to the minimum allowable interest rate under applicable federal income tax laws. In July 2002 the loans were amended to set a minimum interest rate under applicable federal income tax laws and to change the maturity dates to the later of the original maturity dates (four years or less) or the fourth anniversary of the Effective Date.

                                                            TOTAL          LARGEST
                                                          INTEREST          AMOUNT         PRINCIPAL
                                          INTEREST        OVER TERM      OUTSTANDING      OUTSTANDING
                  NAME                      RATE           OF LOAN       DURING 2002      12/21/2002
                  ----                      ----           -------       -----------      ----------
John C. Bumgarner.......................    5.02%       $1,882,718.08   $ 7,178,119.68   $        0.00
Gerald L. Carson........................    3.97%       $  341,297.88   $ 1,194,138.96   $  743,573.83
Howard E. Janzen........................    3.97%       $1,646,199.13   $ 5,779,369.38   $3,598,733.44
Frank M. Semple.........................    3.97%       $  550,268.18   $ 2,074,094.22   $1,291,509.80
James W. Dutton.........................    3.97%       $   47,725.17   $   245,948.31   $  153,148.61
Scott E. Schubert.......................    3.97%       $1,117,590.40   $ 4,125,299.73   $2,568,767.12
    TOTALS..............................                $5,585,798.84   $20,596,970.28   $8,355,732.80

    Effective December 31, 2001, the Compensation Committee of the board of directors of WCG established a program to award annual retention bonuses over a period of five years in the aggregate amount of approximately $14 million to certain executives to be applied, after deduction of applicable withholding taxes, solely against their respective outstanding principal loan balances. The agreements executed under this program were subsequently amended in conjunction with the Plan.

    Under the amended retention bonus agreements, WilTel reimbursed interest payments owed by executives as of January 1, 2002. In addition, WilTel became responsible for paying all taxes associated with interest and principal payments under the retention bonus agreements, as well as taxes incurred as a result of the payment of taxes by WilTel. Under a separate amendment, all retention bonus payments vested upon consummation of the transaction in the Plan but will still be paid out over the first through fourth anniversaries of the Effective Date. Payment will only accelerate upon death or disability. The payment of associated taxes is limited to an aggregate total of $20 million for all participants. Under the Leucadia agreement, any officers who were parties to retention bonus agreements were not eligible to participate in WilTel's otherwise applicable change in control severance plan. The Company recorded expense of $23.3 million for the ten months ended October 31, 2002 related to the retention bonus agreements.

    Total retention bonus amounts and payment schedule are as follows (in thousands):

                         TOTAL
                       RETENTION                                  AMOUNTS   AMOUNTS   AMOUNTS   AMOUNTS
                         BONUS      TOTAL      TOTAL      PAID     TO BE     TO BE     TO BE     TO BE
                        BEFORE       TAX     RETENTION     IN     PAID IN   PAID IN   PAID IN   PAID IN
        NAME            GROSSUP    GROSSUP     BONUS      2002     2003      2004      2005      2006
        ----            -------    -------     -----      ----     ----      ----      ----      ----
Gerald L. Carson.....   $ 1,268    $ 1,063    $ 2,331    $  834   $  391    $  382    $  369    $  355
Howard E. Janzen.....   $ 6,137    $ 5,082    $11,219    $4,036   $1,890    $1,830    $1,764    $1,699
Frank M. Semple......   $ 2,202    $ 1,834    $ 4,036    $1,448   $  678    $  660    $  637    $  613
James W. Dutton......   $   261    $   229    $   490    $  172   $   81    $   82    $   79    $   76
Scott E. Schubert....   $ 4,381    $ 3,412    $ 7,793    $2,881   $1,291    $1,252    $1,207    $1,162
    TOTALS...........   $14,249    $11,620    $25,869    $9,371   $4,331    $4,206    $4,056    $3,905

OTHER RELATED PARTY TRANSACTIONS

    Ian M. Cumming and Joseph S. Steinberg, two directors of the Company, are the Chairman and President, respectively, and significant shareholders of Leucadia, which, as of October 28, 2002, beneficially owns 47.4 percent of the Company's outstanding common stock. H. E. Scruggs, Senior Vice
President -- Corporate of the Company, is an employee of Leucadia and does not receive compensation from the Company. Pursuant to the Plan, Leucadia purchased an aggregate of 44 percent of the Company's common stock by investing $150 million in the Company and purchasing the claims of TWC for $180 million (see
Item 1(d) 'Other Information -- Overview of the Chapter 11 Proceedings,' above). Although the Plan, including the distribution of Company common stock to Leucadia, was consummated on October 15, 2002, under temporary authority from the FCC, the $330 million purchase price paid by Leucadia was placed in escrow in the form of irrevocable letters of credit pending final FCC approval. On December 2, 2002, upon the satisfaction of conditions of the escrow agreement when the Company received final FCC approval, the Company received the $150 million Leucadia investment.

    On November 27, 2002, WilTel and Leucadia entered into a one-year Restructuring Services Agreement (the 'Restructuring Services Agreement') effective as of October 16, 2002. Under the terms of the Restructuring Services Agreement, Leucadia provides advice to WilTel with respect to management, operations, future business opportunities, and other matters to be mutually determined between WilTel and Leucadia. Leucadia does not receive any compensation for services rendered under the Restructuring Services Agreement, but is reimbursed for all expenses incurred in connection with its performance under the Agreement.

                       STATEMENT OF DIFFERENCES

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